UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2020

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Unaudited

Consolidated

Interim

Financial

Statements

March 31, 2020 and 2019 with report of independent registered public accounting firm

INDEX

PETROBRAS

KPMG Auditores Independentes

Rua do Passeio, 38, setor 2, 17º andar - Centro/RJ

Edifício Passeio Corporate

20021-290 - Rio de Janeiro/RJ - Brasil

Telefone +55 (21) 2207-9400, Fax +55 (21) 2207-9000

www.kpmg.com.br

Report of Independent Registered Public Accounting Firm

The Shareholders and Board of Directors of

Petróleo Brasileiro S.A. – Petrobras

Results of Review of Interim Financial Information

We have reviewed the interim consolidated statement of financial position of Petróleo Brasileiro S.A. - Petrobras and subsidiaries (the “Company”) as of March 31, 2020, and the related interim consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for the three-month periods ended March 31, 2020 and 2019 and the related notes (collectively, the consolidated interim financial information). Based on our reviews, we are not aware of any material modifications that should be made to the consolidated interim financial information for it to be in accordance with IAS 34 - Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB).

We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statement of financial position of the Company as of December 31, 2019, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity, and cash flows for the year then ended (not presented herein); and in our report dated March 20, 2020, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying consolidated statement of financial position as of December 31, 2019, is fairly stated, in all material respects, in relation to the consolidated statement of financial position from which it has been derived.

Basis for Review Results

This consolidated interim financial information is the responsibility of the Company’s management. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our reviews in accordance with the standards of the PCAOB. A review of consolidated interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the PCAOB, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Rio de Janeiro - RJ

May 14, 2020

/s/ KPMG Auditores Independentes

UNAUDITED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

PETROBRAS

March 31, 2020 and December 31, 2019 (Expressed in millions of US Dollars, unless otherwise indicated)

Assets	Note	03.31.2020	12.31.2019	Liabilities	Note	03.31.2020	12.31.2019
Current assets				Current liabilities
Cash and cash equivalents	4.1	15,462	7,372	Trade payables		5,821	5,601
Marketable securities	4.2	644	888	Finance debt	26.1	5,925	4,469
Trade and other receivables	10.1	3,052	3,762	Lease liability	27	5,469	5,737
Inventories	11	6,008	8,189	Income taxes payable	12.1	192	276
Recoverable income taxes	12.1	1,707	2,493	Other taxes payable	12.1	1,912	3,424
Other recoverable taxes	12.1	822	1,051	Dividends payable	28.2	348	1,558
Others		1,517	1,493	Short-term benefits	13	1,183	1,645
		29,212	25,248	Pension and medical benefits	14	722	887
Assets classified as held for sale	24	2,249	2,564	Provisions for legal proceedings	15.1	58	-
		31,461	27,812	Others		1,743	1,973
						23,373	25,570
				Liabilities related to assets classified as held for sale	24	2,562	3,246
Non-current assets						25,935	28,816
Long-term receivables
Trade and other receivables	10.1	2,309	2,567	Non-current liabilities
Marketable securities	4.2	42	58	Finance debt	26.1	60,777	58,791
Judicial deposits	15.2	6,764	8,236	Lease liability	27	17,066	18,124
Deferred income taxes	12.2	9,485	1,388	Income taxes payable	12.1	383	504
Other tax assets	12.1	3,121	3,939	Deferred income taxes	12.2	170	1,760
Advances to suppliers		244	326	Pension and medical benefits	14	19,924	25,607
Others		1,074	1,177	Provisions for legal proceedings	15.1	2,250	3,113
		23,039	17,691	Provision for decommissioning costs	16	13,585	17,460
				Others		1,621	1,350
						115,776	126,709
				Total liabilities		141,711	155,525
				Equity
Investments	23	3,842	5,499	Share capital (net of share issuance costs)	28.1	107,101	107,101
Property, plant and equipment	18.1	113,454	159,265	Capital reserve and capital transactions		1,064	1,064
Intangible assets	19	15,104	19,473	Profit reserves		55,912	65,627
		155,439	201,928	Accumulated other comprehensive (deficit)		(119,484)	(100,469)
				Attributable to the shareholders of Petrobras		44,593	73,323
				Non-controlling interests		596	892
						45,189	74,215
Total assets		186,900	229,740	Total liabilities and equity		186,900	229,740

UNAUDITED CONSOLIDATED STATEMENT OF INCOME

PETROBRAS

Periods ending March 31, 2020 and 2019 (Expressed in millions of US Dollars, unless otherwise indicated)

	Note	Jan-Mar/2020	Jan-Mar/2019 Reclassified

Sales revenues	5	17,143	18,803
Cost of sales	6.1	(9,879)	(12,213)
Gross profit		7,264	6,590

Income (expenses)
Selling expenses	6.2	(1,335)	(903)
General and administrative expenses	6.3	(411)	(564)
Exploration costs	21	(104)	(174)
Research and development expenses		(95)	(138)
Other taxes		(118)	(93)
Impairment of assets	20	(13,371)	7
Other income and expenses	7	(257)	(1,134)
		(15,691)	(2,999)

Income before finance income (expense), results of equity-accounted investments and income taxes		(8,427)	3,591

Finance income		174	257
Finance expenses		(1,622)	(1,777)
Foreign exchange gains (losses) and inflation indexation charges		(3,103)	(715)
Net finance income (expense)	8	(4,551)	(2,235)

Results of equity-accounted investments	23	(298)	131

Net income (loss) before income taxes		(13,276)	1,487

Income taxes	12.3	3,300	(489)

Net income (loss) from continuing operations for the period		(9,976)	998

Net income from discontinued operations for the period		-	127

Net income (loss) for the period		(9,976)	1,125

Net income (loss) attributable to shareholders of Petrobras		(9,715)	1,070
Net income (loss) from continuing operations		(9,715)	979
Net income (loss) from discontinued operations		-	91

Non-controlling interests		(261)	55
Net income (loss) from continuing operations		(261)	19
Net income (loss) from discontinued operations		-	36

Basic and diluted earnings (losses) per common and preferred share - in U.S. dollars	28.3	(0.74)	0.08

The notes form an integral part of these interim financial statements.

UNAUDITED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

PETROBRAS

March 31, 2020 and 2019 (Expressed in millions of US Dollars, unless otherwise indicated)

	Jan-Mar/2020	Jan-Mar/2019

Net income (loss) for the period	(9,976)	1,125

Items that will not be reclassified to the statement of income:

Unrealized gains (losses) on equity instruments measured at fair value through other comprehensive income
Recognized in equity	(3)	(2)
Deferred income tax	1	1
	(2)	(1)

Share of other comprehensive income (losses) in equity-accounted investments	(29)	−

Items that may be reclassified subsequently to the statement of income:

Unrealized gains (losses) on cash flow hedge - highly probable future exports
Recognized in equity	(21,715)	(638)
Reclassified to the statement of income	1,400	755
Deferred income tax	6,906	(40)
	(13,409)	77

Cumulative translation adjustments in equity-accounted investments (*)
Recognized in equity	(4,963)	(213)
Reclassified to the statement of income	−	34
	(4,963)	(179)

Share of other comprehensive income in equity-accounted investments	(604)	22

Total other comprehensive income (loss)	(19,007)	(81)

Total comprehensive income (loss)	(28,983)	1,044

Comprehensive income (loss) attributable to non-controlling interests	(253)	50

Comprehensive income (loss) attributable to shareholders of Petrobras	(28,730)	994

(*) It includes a US$691 loss (a US$15 loss in the three-month period ended March 31, 2019), of cumulative translation adjustments in associates and joint ventures.
The notes form an integral part of these interim financial statements.

UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOWS

PETROBRAS

Periods ending March 31, 2020 and 2019 (Expressed in millions of US Dollars, unless otherwise indicated)

	Jan-Mar/2020	Jan_Mar/2019 Reclassified
Cash flows from Operating activities
Net income (loss) for the period	(9,976)	1,125
Adjustments for:
Net income from discontinued operations	−	(127)
Pension and medical benefits (actuarial expense)	444	546
Results of equity-accounted investments	298	(132)
Depreciation, depletion and amortization	3,543	3,682
Impairment of assets (reversal)	13,371	(7)
Allowance (reversals) for credit loss on trade and other receivables	97	26
Exploratory expenditure write-offs	26	50
Foreign exchange, indexation and finance charges	3,969	2,279
Deferred income taxes, net	(3,470)	(132)
Revision and unwinding of discount on the provision for decommissioning costs	193	209
Inventory write-down (write-back) to net realizable value	342	(41)
Disposal/write-offs of assets, remeasurement of investment retained with loss of control and reclassification of CTA	94	(149)
Decrease (Increase) in assets
Trade and other receivables, net	973	1,029
Inventories	446	359
Judicial deposits	(449)	(667)
Escrow account - Class action agreement	−	(1,018)
Other assets	(301)	(502)
Increase (Decrease) in liabilities
Trade payables	(830)	(612)
Other taxes payable	(576)	(174)
Pension and medical benefits	(334)	(184)
Provisions for legal proceedings	(158)	114
Short-term benefits	(91)	163
Provision for decommissioning costs	(127)	(130)
Other liabilities	524	(1,105)
Income taxes paid	(231)	(181)
Net cash provided by operating activities from continuing operations	7,777	4,421
Net cash provided by operating activities - discontinued operations	−	288
Net cash provided by operating activities	7,777	4,709
Cash flows from Investing activities
Acquisition of PP&E and intangibles assets	(1,869)	(1,576)
Investments in investees	3	(1)
Proceeds from disposal of assets - Divestment	281	312
Divestment (Investment) in marketable securities	60	(26)
Dividends received	44	113
Net cash used in investing activities from continuing operations	(1,481)	(1,178)
Net cash used in investing activities - discontinued operations	−	(14)
Net cash used in investing activities	(1,481)	(1,192)
Cash flows from Financing activities
Investments by non-controlling interest	(19)	(63)
Proceeds from financing	10,173	4,237
Repayment of principal - finance debt	(4,343)	(9,738)
Repayment of interest - finance debt	(1,128)	(1,537)
Repayment of lease liability	(1,523)	(870)
Dividends paid to Shareholders of Petrobras	(1,020)	−
Dividends paid to non-controlling interests	(8)	−
Net cash provided by (used in) financing activities from continuing operations	2,132	(7,971)
Net cash used in financing activities - discontinued operations	−	(63)
Net cash provided by (used in) financing activities	2,132	(8,034)
Effect of exchange rate changes on cash and cash equivalents	(337)	(21)
Net increase (decrease) in cash and cash equivalents	8,091	(4,538)
Cash and cash equivalents at the beginning of the period	7,377	13,899
	−	−
Cash and cash equivalents at the end of the period	15,468	9,361

The notes form an integral part of these interim financial statements.

UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

PETROBRAS

Periods ending March 31, 2020 and 2019 (Expressed in millions of US Dollars, unless otherwise indicated)

	Share capital (net of share issuance costs)			Accumulated other comprehensive income (deficit) and deemed cost				Profit Reserves
	Share Capital	Share issuance costs	Capital reserve, Capital Transactions and Treasury shares	Cumulative translation adjustment	Cash flow hedge - highly probable future exports	Actuarial gains (losses) on defined benefit pension plans	Other comprehensive income (loss) and deemed cost	Legal	Statutory	Tax incentives	Profit retention	Retained earnings (losses)	Equity attributable to shareholders of Petrobras	Non-controlling interests	Total consolidated equity
	107,380	(279)	1,067	(67,316)	(13,292)	(13,224)	(953)	8,257	2,452	923	46,529	-	71,544	1,631	73,175
Balance at December 31, 2018		107,101	1,067				(94,785)				58,161	-	71,544	1,631	73,175
Realization of deemed cost	-	-	-	-	-	-	(1)	-	-	-	-	1	-	-	-
Capital transactions	-	-	-	-	-	-	-	-	-	-	-	-	-	(46)	(46)
Net income	-	-	-	-	-	-	-	-	-	-	-	1,070	1,070	55	1,125
Other comprehensive income	-	-	-	(174)	77	-	21	-	-	-	-	-	(76)	(5)	(81)
	107,380	(279)	1,067	(67,490)	(13,215)	(13,224)	(933)	8,257	2,452	923	46,529	1,071	72,538	1,635	74,173
Balance at March 31, 2019		107,101	1,067				(94,862)				58,161	1,071	72,538	1,635	74,173

	107,380	(279)	1,064	(68,721)	(13,540)	(17,322)	(886)	8,745	2,702	1,102	53,078	-	73,323	892	74,215
Balance at December 31, 2019		107,101	1,064				(100,469)				65,627	-	73,323	892	74,215
Capital transactions	-	-	-	-	-	-	-	-	-	-	-	-	-	(43)	(43)
Net income	-	-	-	-	-	-	-	-	-	-	-	(9,715)	(9,715)	(261)	(9,976)
Other comprehensive income (loss)	-	-	-	(4,971)	(13,409)	-	(635)	-	-	-	-	-	(19,015)	8	(19,007)
	107,380	(279)	1,064	(73,692)	(26,949)	(17,322)	(1,521)	8,745	2,702	1,102	53,078	(9,715)	44,593	596	45,189
Balance at March 31, 2020		107,101	1,064				(119,484)				65,627	(9,715)	44,593	596	45,189

The notes form an integral part of these interim financial statements.

NOTES TO THE FINANCIAL STATEMENTS - UNAUDITED

PETROBRAS

(Expressed in millions of US Dollars, unless otherwise indicated)

1.          Basis of preparation

1.1.      Statement of compliance and authorization of unaudited consolidated interim financial statements

These unaudited consolidated interim financial statements have been prepared and presented in accordance with IAS 34 – “Interim Financial Reporting” as issued by the International Accounting Standards Board (IASB). They present the significant changes in the period, avoiding repetition of certain notes to the annual consolidated financial statements previously reported. Hence, they should be read together with the Company’s audited annual consolidated financial statements for the year ended December 31, 2019, which include the full set of notes.

These unaudited consolidated interim financial statements were approved and authorized for issue by the Company’s Board of Directors in a meeting held on May 14, 2020.

1.2.      Reclassification of discontinued operation

After the additional sale of the Company’s interest in the subsidiary Petrobras Distribuidora (BR), carried out through a secondary public offering (follow-on), in July 2019, Petrobras is no longer the controlling shareholder of BR.

Furthermore, all requirements were met to classify this investment as a discontinued operation, in accordance with IFRS 5 - Non-current Assets Held for Sale and Discontinued Operations, since it represented a separate major line of business. Thus, the consolidated statements of income and cash flows for the three-month period ended March 31, 2019 had its line items reclassified, presenting net income, operating, investing and financing cash flows relating to this investment in separate line items, as a net amount for discontinued operations, for which further details are presented below:

Statement of income

Jan-Mar/2019

Sales revenues	2,426
Cost of sales	(2,004)
Gross profit	422

Income (expenses)	(292)
Selling expenses	(195)
General and administrative expenses	(52)
Other taxes	(10)
Other income and expenses	(35)
Income before finance income (expense) and income taxes	130
Net finance income (expense)	72
Net income before income taxes	202
Income taxes	(75)
Net income for the period from discontinued operation	127

NOTES TO THE FINANCIAL STATEMENTS - UNAUDITED

PETROBRAS

(Expressed in millions of US Dollars, unless otherwise indicated)

Statement of cash flows

Jan-Mar/2019
Cash flows from Operating activities - discontinued operations
Net income for the period	127
Adjustments for:	−
Pension and medical benefits (actuarial expense)	32
Depreciation, depletion and amortization	34
Foreign exchange, indexation and finance charges	(57)
Deferred income taxes, net	(5)
Others	5

Decrease (Increase) in assets
Trade and other receivables, net	182
Other assets	(15)
Increase (Decrease) in liabilities
Trade payables	(19)
Pension and medical benefits	(11)
Others	68
Income taxes paid	(53)
Net cash provided by operating activities - discontinued operations	341

Cash flows from Investing activities - discontinued operations
Acquisition of PP&E and intangibles assets	(34)
Others	20
Net cash used in investing activities - discontinued operations	(14)
Cash flows from Financing activities - discontinued operations
Repayment of principal	(30)
Repayment of interest	(20)
Others	(13)
Net cash used in financing activities - discontinued operations	(63)
Effect of exchange rate changes on cash and cash equivalents	(12)

Net increase in cash and cash equivalents	199

Cash and cash equivalents at the beginning of the period	789

Cash and cash equivalents at the end of the period	988

NOTES TO THE FINANCIAL STATEMENTS - UNAUDITED

PETROBRAS

(Expressed in millions of US Dollars, unless otherwise indicated)

2.          Summary of significant accounting policies

The same accounting policies and methods of computation were followed in these unaudited consolidated interim financial statements as those followed in the preparation of the annual consolidated financial statements of the Company for the year ended December 31, 2019.

3.          Context, resilience measures and impacts of the COVID-19 pandemic

3.1.      Context

In January 2020, China reported having identified a new variant of coronavirus, causing the disease COVID-19, which was spreading quickly in its population. On March 11, 2020, COVID-19 was a declared a pandemic by the World Health Organization (WHO). Social isolation measures arising from this pandemic affected the global economic environment, reducing the demand for oil and its oil products and triggering a shock in the oil and gas industry.

Therefore, in early April, members of the Organization of the Petroleum Exporting Countries (OPEC) and other countries announced a new agreement providing for the reduction of their combined production by 9.7 million barrels per day (bpd) for May and June 2020, and other levels of reductions until the end of 2021. However, this agreement caused little effect on oil prices, which remained high volatile. The Company foresees Brent prices in the medium -term will be significantly lower than recent past, converging to US$ 50 in the long-term. Thus, the Company believes the current situation demands fast and urgent cost reduction measures.

3.2.      Resilience measures

The Company, in line with the recommendations of the WHO and the Ministry of Health, announced measures to preserve the health of its employees and support the prevention of contagion in its administrative and operational areas, such as home office, reduced work shifts in operational areas to minimize the number of workers commuting, rigorous cleaning of workplaces, distribution of personal protective equipment, testing of suspected cases, measuring body temperature and fast testing on pre-shipment for oil platforms, medical monitoring and access to telemedicine services.

Brazilian governmental authorities, in turn, implemented a set of measures to face the economic side effects that paralyzed world activities, aiming at helping the productive sector, mainly: (a) Federal Government measures - (i) PIS/Cofins and INSS-Companies’ Contribution - collections from April and May were postponed to August and October; (ii) FGTS - collections from March to May 2020 were postponed to July 2020, with payment in six equal installments; (iii) System S (employer contributions to social entities that train and support employees)  - 50% reduction in rates from April to June 2020; and (iv) IOF - reduction from 3% to zero in certain operations carried out from April to July 2020; (b) State of Pernambuco measures - (i) ICMS on import of fuel - deferral of up to 30 days.

As a result of the abrupt reduction in the demand and prices of oil and fuel, the Company adopted a set of measures aiming at reducing costs, postponing cash outflows and optimizing its working capital, in order to ensure its financial strength and resilience of its businesses. The main measures are:

•	Draw down of revolving credit lines, amounting to US$ 8,010, as well as other lines in domestic banking market, in the total amount of US$ 698;
•	postponement of payment of dividends declared based on 2019 earnings (note 28);
•	postponement of judicial deposits to 2021, mainly relating to tax proceedings;
•

reduction and postponement of expenses with human resources, with emphasis on: (i) postponement of payment for the 2019 Performance Award Program; (ii) postponement of the payment of 30% of the total monthly remuneration of the Board of Directors, President, Executive Officers and upper management, and between 10% to 30% of the monthly remuneration of lower management and consultants; and (iii) temporary change in workday regime from shift turn and stand-by work to administrative regime for about 3,200 employees;

•

reduction of capital expenditures scheduled for 2020 from US$ 12 billion to US$ 8.5 billion, mainly due to the postponement of exploratory activities, interconnection of wells and construction of production and refining facilities, and the depreciation of the Brazilian real against the U.S. dollar;

•

reduction of 200 thousand bpd of oil production from April 2020 (included the reduction of 100 thousands bpd announced in the end of March 2020), and a reduction in the utilization factor of refineries from 79% to 60%, allowing the maintenance of reasonable surplus in the storage capacity, aiming at avoiding the adoption of costly measures such as the chartering of ships to store liquids. However, with the evolution of the demand for our products performing better than expected, the Company opted for the gradual return to the previous level of average oil production, accompanied by an increase in the utilization factor of the refining facilities;

NOTES TO THE FINANCIAL STATEMENTS - UNAUDITED

PETROBRAS

(Expressed in millions of US Dollars, unless otherwise indicated)

•

reduction in projected operating expenses for 2020, with an additional decrease of US$ 2 billion, mainly through: (i) hibernation of platforms operating in shallow waters, with higher lifting costs per barrel, and for which, due to the drop in oil prices, the Company estimates negative cash flows; (ii) lower expenses with stoppages in wells and optimization of production logistics; and (iii) postponement of new relevant contracts for a period of 90 days;

•

negotiation efforts with suppliers in order to obtain postponement of cash outflows, the cancellation or suspension of certain contracts, postponement of deliveries of materials and services, reductions in price and scope of services. Regarding the postponement of agreed deliveries of materials, no cases have been identified that put advances to suppliers at risk. In the negotiations involving the cancellation or suspension of contracts, no facts have been observed that give rise to the accounting for additional obligations or penalties for the Company;

•

as a result of the extraordinary circumstance and the structural reduction in the demand for natural gas in the Brazilian market, the Company declared force majeure in the agreement for the purchase of natural gas related to the Manati field, as provided for in the contract. The Company is also negotiating with other agents in the natural gas chain aiming at reducing the effects resulting from the pandemic. Petrobras is constantly monitoring the current scenario and its developments on the gas market, reinforcing that, given the gravity, unpredictability and unprecedentedly of the subject, actions by all agents in the natural gas chain are necessary in order to reduce the impacts on the sector and, consequently, on the society.

In addition, the global adverse scenario encouraged the Company to revise its top metric relating to indebtedness, contained in the Strategic Plan 2020-2024, replacing the Net debt / Adjusted EBITDA ratio with the Gross debt. The target approved for the Gross debt for 2020 is US$ 87 billion, the same level as 2019.

As a result of the implementation of the aforementioned measures, the Company, after simulating several stress scenarios, estimates that will be able to balance its financing and its cash flows. Thus, management believes that it has adequate resources to continue its operations for at least 12 months after the reporting date and, therefore, the going concern principle is applied in the preparation of these interim financial statements.

3.3.      Effects on these unaudited consolidated interim financial statements

The impacts of COVID-19 pandemic on the economic environment were considered in the preparation of these interim consolidated financial statements. Information on key estimates and judgments that require a high level of judgment and complexity in their applications and that could materially affect the Company's financial condition and results, were disclosed in the financial statements of December 31, 2019 and revised for this interim financial statements, in order to determine possible changes in assumptions and judgments arising from current market conditions.

The results of the revision of these assumptions are presented below:

•

oil prices and expectations for the world economy growth have presented a consistent decline. With the impacts of COVID-19 on the global economy, the demand for oil products was also severely affected in the first months of the year. Accordingly, short, medium and long-term estimated macroeconomic scenarios and price assumptions are no longer compatible with those approved in the 2020-2024 Strategic Plan. For the long-term, in some scenarios, the Company expects these shocks on the economy and on consumer habits will be permanent, impacting the demand for oil products and, hence, Brent prices. This premise is based on the expectation that certain solutions adopted during social isolation will be preserved and become permanent to some degree. As a result, the Company brought forward the approval of a new set of assumptions for the 2021-2025 Strategic Plan. With the new assumptions, impairment losses were recognized in the first quarter of 2020, in the amount of US$ 13,371 (note 20);

•

expected exports were impacted by the effects arising from the oil price shock and the COVID-19 pandemic. Thus, a portion of highly probable future exports whose exchange rate variations were designated in hedge relationships are no longer considered highly probable, but are still expected to occur, and as a consequence the hedge relationships were revoked, in the amount of US$ 35,774, significantly increasing in the Company's U.S. dollar/real exposure at March 31, 2020. In addition, a portion of exports designated for hedge relationships for the months of April to December 2020 are no longer expected, and consequently a portion of unrealized losses were reclassified from Other comprehensive income to the Statement of Income in the first quarter of 2020, in the amount of US$ 510 (note 30.2);

•	inventories adjusted to net realizable value, accounting for a US$ 264 loss within cost of sales (note 11);

NOTES TO THE FINANCIAL STATEMENTS - UNAUDITED

PETROBRAS

(Expressed in millions of US Dollars, unless otherwise indicated)

•

recognition of expected credit losses (ECL) on the Company's financial assets that are not measured at fair value through profit or loss considered estimated impacts of the COVID-19 pandemic. For financial assets whose counterparties have ratings published by credit risk agencies, when already reflecting the effects of the pandemic, the information was used to calculate the ECL. For other financial assets, in general, the expected effects of COVID-19 pandemic were incorporated into the ECL by identifying the changes in default probability based on observable data by area of operation, type of product and region. No significant effects were identified;

•	deferred tax assets recognized at March 31, 2020 were assessed for recoverability based on projections of future taxable profits (note 12.2);
•

estimates of oil and gas reserves are prepared reflecting, in an integrated manner, the projects in the Company's Strategic Plan portfolio, technical uncertainties and assumptions such as prices and costs. At March 31, 2020, there was no change in the Company's Strategic Plan portfolio or in the Company’s reserves that impact these unaudited consolidated interim financial statements. In addition, estimation on the provision for decommissioning costs reflects, largely, obligations that will be realized in the medium and long-term. Such assumptions used for these estimates are supported by the Company's Strategic Plan and annual reserves estimation process, which are based on long-term visions.  Thus, the assumptions for the provision have remained consistent with year end given the long term nature of these costs;

•

revenue recognition from contracts with customers had no changes in its assumptions. The expectation of satisfaction of the obligation by the customer remains at the maturity of each operation, considered highly probable, subject only to the fulfillment of the conditions precedent set forth in the sales contracts. The Company’s customers gave no indication about the intention to breach or revise the terms and conditions of contracts in effect as of March 31, 2020;

•

the Company's litigation includes no cases related to COVID-19 with potential financial risk that directly impact this interim financial information. However, the Company is aware of some recent labor actions filed by certain unions, whose claims are related to the resilience plan recently announced to reduce expenses, for which the Company considers the likelihood of loss possible or remote, and no disbursement is expected.

4.          Cash and cash equivalents and Marketable securities

4.1.      Cash and cash equivalents

Cash and cash equivalents comprise cash on hand, term deposits with banks and short-term highly liquid financial investments that are readily convertible to known amounts of cash, are subject to insignificant risk of changes in value and have a maturity of three months or less from the date of acquisition.

	03.31.2020	12.31.2019
Cash at bank and in hand	428	572

Short-term financial investments
- In Brazil
Brazilian interbank deposit rate investment funds and other short-term deposits	2,932	1,699
Other investment funds	14	4
	2,946	1,703
- Abroad
Time deposits	1,207	7
Automatic investing accounts and interest checking accounts	10,571	4,620
Other financial investments	310	470
	12,088	5,097
Total short-term financial investments	15,034	6,800
Total cash and cash equivalents	15,462	7,372

Short-term financial investments in Brazil primarily consist of investments in funds holding Brazilian Federal Government Bonds that can be redeemed immediately, as well as reverse repurchase agreements that mature within three months as of the date of their acquisition. Short-term financial investments abroad comprise time deposits that mature in three months or less from the date of their acquisition, highly-liquid automatic investment accounts, interest checking accounts and other short-term fixed income instruments.

NOTES TO THE FINANCIAL STATEMENTS - UNAUDITED

PETROBRAS

(Expressed in millions of US Dollars, unless otherwise indicated)

4.2.      Marketable securities

	03.31.2020	12.31.2019
	Total	Total
Fair value through profit or loss	631	875
Fair value through other comprehensive income	3	7
Amortized cost	52	64
Total	686	946
Current	644	888
Non-current	42	58

Marketable securities classified as fair value through profit or loss refer mainly to investments in Brazilian Federal Government Bonds. These financial investments have maturities of more than three months and are generally classified as current assets due to their maturity or the expectation of their realization in the short term.

5.          Sales revenues

	2020	2019 Reclassifed
	Jan-Mar	Jan-Mar
Diesel	4,086	5,419
Gasoline	1,899	2,347
Liquefied petroleum gas	902	1,010
Jet fuel	850	978
Naphtha	672	420
Fuel oil (including bunker fuel)	266	286
Other oil products	692	835
Subtotal oil products	9,367	11,295
Natural gas	1,211	1,516
Renewables and nitrogen products	26	79
Breakage	91	165
Electricity	292	497
Services, agency and others	159	329
Domestic market	11,146	13,881
Exports	5,620	3,857
Sales abroad (*)	377	1,065
Foreign market	5,997	4,922
Sales revenues (**)	17,143	18,803

(*) Sales revenues from operations outside of Brazil, including trading and excluding exports.
(**) Sales revenues by business segment are set out in note 9.

In the three-month periods ended March 31, 2020 and 2019, sales to BR Distribuidora represent more than 10% of the Company sales revenues, mainly associated with the refining, transportation and marketing segment.

5.1.      Remaining performance obligations

The Company has current sales contracts with original expected duration of more than 1 year, in which the volumes of goods or services for future sales are determined, as well as their respective payment terms.

The estimated remaining values of these contracts at March 31, 2020 presented below are based on the contractually agreed future sales volumes, as well as prices prevailing at March 31, 2020 or practiced in recent sales when they reflect the more directly observable information:

	Total	Expected recognition within 1 year
Domestic market
Gasoline	1,778	1,778
Diesel	6,498	6,498
Natural gas	15,211	3,609
Services and others	7,575	2,585
Naphtha	1,920	1,920
Electricity	3,229	600
Other oil products	29	29
Jet fuel	1,590	1,590
Foreign market
Exports	4,783	622
Total	42,613	19,231

NOTES TO THE FINANCIAL STATEMENTS - UNAUDITED

PETROBRAS

(Expressed in millions of US Dollars, unless otherwise indicated)

The revenues will be recognized once goods are transferred and services are provided to the customers and their measurement and timing of recognition will be subject to future demands, changes in commodities prices, exchange rates and other market factors.

The table above does not include information on contracts with original expected duration of one year or less, such as spot-market contracts, variable considerations which are constrained, and information on contracts only establishing general terms and conditions (Master Agreements), for which volumes and prices will only be defined in subsequent contracts.

In addition, electricity sales are mainly driven by demands to generate electricity from thermoelectric power plants, as and when requested by the Brazilian National Electric System Operator (ONS). These requests are substantially affected by Brazilian hydrological conditions, thus, the table above presents mainly fixed amounts corresponding to the electricity contractually available to customers in these operations.

5.2.      Contract liabilities

The balance of contract liabilities carried on the statement of financial position at March 31, 2020 amounted to US$ 99 (US$ 128 as of December 31, 2019). This amount is classified as other current liabilities and primarily comprises advances from customers in ship and take or pay contracts to be recognized as revenue based on future sales of natural gas or following the non-exercise of the right by the customer.

NOTES TO THE FINANCIAL STATEMENTS - UNAUDITED

PETROBRAS

(Expressed in millions of US Dollars, unless otherwise indicated)

6.          Costs and expenses by nature

6.1.       Cost of sales

	2020	2019 Reclassified
	Jan-Mar	Jan-Mar
Raw material, products for resale, materials and third-party services (*)	(4,438)	(5,983)
Depreciation, depletion and amortization	(2,895)	(2,992)
Production taxes	(1,846)	(2,398)
Employee compensation	(700)	(840)
Total	(9,879)	(12,213)
(*) It Includes short-term leases and inventory turnover.

6.2.      Selling expenses

	2020	2019 Reclassified
	Jan-Mar	Jan-Mar
Materials, third-party services, rent and other related costs	(1,155)	(687)
Depreciation, depletion and amortization	(123)	(136)
Allowance for expected credit losses	(9)	(29)
Employee compensation	(48)	(51)
Total	(1,335)	(903)
(*) Includes short-term leases (12 months or less) and inventory changes.

6.3.      General and administrative expenses

	2020	2019 Reclassified
	Jan-Mar	Jan-Mar
Employee compensation	(288)	(383)
Materials, third-party services, freight, rent and other related costs	(94)	(139)
Depreciation, depletion and amortization	(29)	(42)
Total	(411)	(564)

NOTES TO THE FINANCIAL STATEMENTS - UNAUDITED

PETROBRAS

(Expressed in millions of US Dollars, unless otherwise indicated)

7.          Other income and expenses

	2020	2019 Reclassified
	Jan-Mar	Jan-Mar
Pension and medical benefits - retirees	(299)	(357)
Unscheduled stoppages and pre-operating expenses	(353)	(322)
Gains / (losses) related to legal, administrative and arbitration proceedings	(50)	(354)
Gains/(losses) with Commodities Derivatives	223	(225)
Institutional relations and cultural projects	(19)	(40)
Operating expenses with thermoelectric power plants	(36)	(34)
Voluntary Separation Plan - PDV	(41)	-
Equalization of expenses - Production Individualization Agreements	23	-
Variable compensation program	29	(99)
Government grants	8	28
Ship/Take or Pay agreements	33	(2)
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control	(94)	183
Expenses/Reimbursements from E&P partnership operations	142	50
Amounts recovered from Lava Jato investigation	21	-
Others	156	38
Total	(257)	(1,134)

8.          Net finance income (expense)

	Jan-Mar/2020	Jan-Mar/2019 - Reclassified
Finance income	174	257
Income from investments and marketable securities (Government Bonds)	67	125
Discount and premium on repurchase of debt securities	1	2
Other income, net	106	130
Finance expenses	(1,622)	(1,777)
Interest on finance debt	(1,008)	(1,314)
Unwinding of discount on lease liabilities	(342)	(333)
Discount and premium on repurchase of debt securities	(260)	(184)
Capitalized borrowing costs	279	346
Unwinding of discount on the provision for decommissioning costs	(192)	(209)
Other finance expenses and income, net	(99)	(83)
Foreign exchange gains (losses) and indexation charges	(3,103)	(715)
Foreign exchange gains (losses) (*)	(1,767)	(19)
Reclassification of hedge accounting to the Statement of Income (*)	(1,400)	(755)
Other foreign exchange gains (losses) and indexation charges, net	64	59
Total	(4,551)	(2,235)
(*) For more information, see note 30.2.

NOTES TO THE FINANCIAL STATEMENTS - UNAUDITED

PETROBRAS

(Expressed in millions of US Dollars, unless otherwise indicated)

9.          Net  income by operating segment

Consolidated Statement of Income by operating segment
	Jan-Mar/2020
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Corporate and other business	Eliminations	Total

Sales revenues	10,877	15,480	2,370	198	(11,782)	17,143
Intersegments	10,667	302	753	60	(11,782)	−
Third parties	210	15,178	1,617	138	-	17,143
Cost of sales	(5,907)	(15,397)	(1,345)	(193)	12,963	(9,879)
Gross profit (loss)	4,970	83	1,025	5	1,181	7,264
Income (expenses)	(13,528)	(914)	(673)	(568)	(8)	(15,691)
Selling	-	(650)	(674)	(4)	(7)	(1,335)
General and administrative	(47)	(61)	(27)	(276)	-	(411)
Exploration costs	(104)	-	-	-	-	(104)
Research and development	(62)	(3)	(3)	(27)	-	(95)
Other taxes	(16)	(42)	(9)	(51)	-	(118)
Impairment of assets	(13,167)	(43)	-	(161)	-	(13,371)
Other income and expenses	(132)	(115)	40	(49)	(1)	(257)
Net income / (loss) before financial results and income taxes	(8,558)	(831)	352	(563)	1,173	(8,427)
Net finance income (expenses)	-	-	-	(4,551)	-	(4,551)
Results in equity-accounted investments	(155)	(185)	(2)	44	-	(298)
Net income / (loss) before income taxes	(8,713)	(1,016)	350	(5,070)	1,173	(13,276)
Income taxes	2,909	283	(120)	626	(398)	3,300
Net income from continuing operations for the period	(5,804)	(733)	230	(4,444)	775	(9,976)
Net income from discontinued operations for the period	-	-	-	-	-	−
Net income for the period	(5,804)	(733)	230	(4,444)	775	(9,976)
Attributable to:

Shareholders of Petrobras	(5,804)	(702)	214	(4,198)	775	(9,715)
Net income from continuing operations	(5,804)	(702)	214	(4,198)	775	(9,715)
Net income from discontinued operations	-	-	-	-	-	−
Non-controlling interests	−	(31)	16	(246)	−	(261)
Net income from continuing operations	-	(31)	16	(246)	-	(261)
Net income from discontinued operations	-	-	-	-	-	−

NOTES TO THE FINANCIAL STATEMENTS - UNAUDITED

PETROBRAS

(Expressed in millions of US Dollars, unless otherwise indicated)

					Jan-Mar/2019 Reclassified
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Corporate and other business	Eliminations	Total

Sales revenues	11,384	16,135	3,208	361	(12,285)	18,803
Intersegments	11,053	3,687	928	49	(12,285)	3,432
Third parties	331	12,448	2,280	312	-	15,371
Cost of sales	(6,804)	(14,905)	(2,301)	(342)	12,139	(12,213)
Gross profit (loss)	4,580	1,230	907	19	(146)	6,590
Income (expenses)	(560)	(619)	(499)	(1,311)	(10)	(2,999)
Selling	-	(464)	(417)	(14)	(8)	(903)
General and administrative	(71)	(85)	(36)	(372)	-	(564)
Exploration costs	(174)	-	-	-	-	(174)
Research and development	(93)	(4)	(5)	(36)	-	(138)
Other taxes	(21)	(22)	(16)	(34)	-	(93)
Impairment of assets	73	(66)	-	-	-	7
Other income and expenses	(274)	22	(25)	(855)	(2)	(1,134)
Net income / (loss) before financial results and income taxes	4,020	611	408	(1,292)	(156)	3,591
Net finance income (expenses)	-	-	-	(2,235)	-	(2,235)
Results in equity-accounted investments	36	93	3	(1)	-	131
Net income / (loss) before income taxes	4,056	704	411	(3,528)	(156)	1,487
Income taxes	(1,367)	(207)	(139)	1,171	53	(489)
Net income from continuing operations for the period	2,689	497	272	(2,357)	(103)	998
Net income from discontinued operations for the period	-	-	4	123	-	127
Net income for the period	2,689	497	276	(2,234)	(103)	1,125

Net income attributable to shareholders of Petrobras	2,690	506	248	(2,271)	(103)	1,070
Net income from continuing operations	2,690	506	245	(2,359)	(103)	979
Net income from discontinued operations	-	-	3	88	-	91
Non-controlling interests	(1)	(9)	28	37	−	55
Net income from continuing operations	(1)	(9)	27	2	-	19
Net income from discontinued operations	-	-	1	35	-	36

The consolidated amounts of intersegment sales (remaining after eliminations) relates to sales from the RT&M to BR, which is presented as discontinued operation within Corporate and other business.

NOTES TO THE FINANCIAL STATEMENTS - UNAUDITED

PETROBRAS

(Expressed in millions of US Dollars, unless otherwise indicated)

10.       Trade and other receivables

10.1.   Trade and other receivables, net

	03.31.2020	12.31.2019

Receivables from contracts with customers
Third parties	3,228	4,481
Related parties
Investees (note 37.1)	501	794
Receivables from the electricity sector	245	334
Subtotal	3,974	5,609
Other trade receivables
Third parties
Receivables from divestments (*)	1,448	1,434
Lease receivables	476	482
Other receivables	1,399	831
Related parties
Petroleum and alcohol accounts - receivables from Brazilian Government (note 37.1)	237	304
Subtotal	3,560	3,051
Total trade receivables	7,534	8,660
Expected credit losses (ECL) - Third parties	(2,136)	(2,286)
Expected credit losses (ECL) - Related parties	(37)	(45)
Total trade receivables, net	5,361	6,329
Current	3,052	3,762
Non-current	2,309	2,567
(*) It comprises receivable from the divestment of NTS and contingent payments from the sale of interest in Roncador field.

Trade and other receivables are generally classified as measured at amortized cost, except for receivables with final prices linked to changes in commodity price after their transfer of control, which are classified as measured at fair value through profit or loss, amounting to US$ 601 as of March 31, 2020 (US$ 357 as of December 31, 2019).

10.2.   Aging of trade and other receivables – third parties

	03.31.2020		12.31.2019

	Trade receivables	Expected credit losses	Trade receivables	Expected credit losses
Current	4,313	(134)	4,658	(142)
Overdue:
1-90 days	109	(37)	251	(38)
91-180 days	47	(23)	24	(8)
181-365 days	25	(11)	49	(13)
More than 365 days	2,057	(1,931)	2,245	(2,086)
Total	6,551	(2,136)	7,227	(2,287)

NOTES TO THE FINANCIAL STATEMENTS - UNAUDITED

PETROBRAS

(Expressed in millions of US Dollars, unless otherwise indicated)

10.3.   Changes in provision for expected credit losses

	Jan-Mar/2020	Jan-Dec/2019
Opening balance	2,331	4,305
Additions	115	217
Write-offs	-	(1,241)
Reversals	(12)	-
Transfer of assets held for sale	-	(871)
Cumulative translation adjustment	(261)	(79)
Closing balance	2,173	2,331
	-	-
Current	953	1,103
Non-current	1,220	1,228

In 2020, the additions include a provision of US$ 52 on receivables in foreign currency, basically resulting from the 29% exchange rate devaluation in first quarter of 2020, as well as the recording of a supplementary provision arising from the Covid-19 (US$ 18).

In the year ended December 31, 2019, the write-offs primarily relate to the termination of a lawsuit relating to the electricity sector.

11.       Inventories

	03.31.2020	12.31.2019
Crude oil	2,704	3,905
Oil products	1,881	2,274
Intermediate products	452	586
Natural gas and Liquefied Natural Gas (LNG)	97	173
Biofuels	24	28
Fertilizers	10	28
Total products	5,168	6,994
Materials, supplies and others	840	1,195
Total	6,008	8,189

In the first quarter of  2020, the Company recognized a US$ 342 loss within cost of sales, adjusting inventories to net realizable value (a US$ 41 gain as a reversal of cost of sales in the first quarter of  2019) primarily due to changes in international prices of crude oil and oil products.

At March 31, 2020, the Company had pledged crude oil and oil products volumes as collateral for the Terms of Financial Commitment (TFC) signed by Petrobras and Petros in 2008, presenting no significant changes when compared to the amount reported at December 31, 2019.

NOTES TO THE FINANCIAL STATEMENTS - UNAUDITED

PETROBRAS

(Expressed in millions of US Dollars, unless otherwise indicated)

12.       Taxes

12.1.   Income taxes and other taxes

Income taxes	Current assets		Current liabilities		Non-current liabilities
	03.31.2020	12.31.2019	03.31.2020	12.31.2019	03.31.2020	12.31.2019
Taxes in Brazil
Income taxes	1,698	2,485	34	71	-	-
Income taxes - Tax settlement programs	-	-	44	57	383	504
	1,698	2,485	78	128	383	504
Taxes abroad	9	8	114	148	-	-
Total	1,707	2,493	192	276	383	504
(*) See note 20.2 for detailed information.

Other taxes	Current assets		Non-current assets		Current liabilities		Non-current liabilities (*)
	03.31.2020	12.31.2019	03.31.2020	12.31.2019	03.31.2020	12.31.2019	03.31.2020	12.31.2019
Taxes in Brazil
Current / Deferred ICMS (VAT)	447	555	290	364	426	759	-	-
Current / Deferred PIS and COFINS	300	417	2,036	2,591	193	252	37	44
Claim to recover PIS and COFINS	-	-	677	820	-	-	-	-
CIDE	21	31	-	-	25	45	-	-
Production taxes	-	-	-	-	1,046	1,929	178	266
Withholding income taxes	-	-	-	-	96	232	-	-
Others	30	31	118	153	107	189	200	225
Total in Brazil	798	1,034	3,121	3,928	1,893	3,406	415	535
Taxes abroad	24	17	-	11	19	18	-	-
Total	822	1,051	3,121	3,939	1,912	3,424	415	535
(*) Other non-current taxes are classified as other non-current liabilities.

12.2.   Deferred income taxes - non-current

Income taxes in Brazil comprise corporate income tax (IRPJ) and social contribution on net income (CSLL). Brazilian statutory corporate tax rates are 25% and 9%, respectively.

The changes in the deferred income taxes are presented as follows:

NOTES TO THE FINANCIAL STATEMENTS - UNAUDITED

PETROBRAS

(Expressed in millions of US Dollars, unless otherwise indicated)

Balance at January 1, 2019	2,026
Recognized in the statement of income for the year	(2,798)
Recognized in the statement of income of discontinued operation (*)	(612)
Recognized in shareholders’ equity	1,617
Cumulative translation adjustment	58
Use of tax credits	(329)
Transfers to held for sale	(276)
Others	(58)
Balance at December 31, 2019	(372)
Recognized in the statement of income for the period	3,470
Recognized in shareholders’ equity	7,127
Cumulative translation adjustment	(930)
Use of tax credits	8
Transfers to held for sale	4
Others	11
Balance at March 31, 2020	9,318
Deferred tax assets	1,388
Deferred tax liabilities	(1,760)
Balance at December 31, 2019	(372)
Deferred tax assets	9,485
Deferred tax liabilities	(170)
Balance at March 31, 2020	9,315

(*) Deferred income taxes on the remeasurement of the remaining interest in BR Distribuidora, as set out in note 30 to the audited consolidated financial statements as of December 31, 2019.

The Company conducts annual analysis to determine the recognition of deferred tax assets in the financial statements. Exceptionally, due to the COVID-19 pandemic and its impacts on the Company's operations, a new study was carried out based on the Strategic Plan approved by the Board of Directors, with an update on the main assumptions such as Brent prices and exchange rate. This new study confirmed the existence of future taxable profits to support the maintenance of deferred tax assets, with realization expected to occur from 2021 to 2027.

The balance of deferred tax assets increased in the first quarter of 2020 mainly due to the foreign exchange variation on finance debt recorded in other comprehensive income, relating to the hedge accounting, and to impairment losses.

NOTES TO THE FINANCIAL STATEMENTS - UNAUDITED

PETROBRAS

(Expressed in millions of US Dollars, unless otherwise indicated)

12.3.   Reconciliation between statutory tax rate and effective tax expense rate

The following table provides the reconciliation of Brazilian statutory tax rate to the Company’s effective rate on income before income taxes:

	2020	2019 Reclassified
	Jan-Mar	Jan-Mar
Net income before income taxes	(13,276)	1,487
Nominal income taxes computed based on Brazilian statutory corporate tax rates (34%)	4,513	(506)
Adjustments to arrive at the effective tax rate:	(1,213)	17
· Different jurisdictional tax rates for companies abroad	(735)	188
. Brazilian income taxes on income of companies incorporated outside Brazil (*)	(259)	(53)
· Tax incentives (**)	(143)	12
· Tax loss carryforwards (unrecognized tax losses)	25	(78)
· Non-taxable income (non-deductible expenses), net (***)	(107)	(119)
· Others	6	67
Income taxes expense	3,300	(489)
Deferred income taxes	3,470	132
Current income taxes	(170)	(621)
Total	3,300	(489)

Effective tax rate of income taxes	24.9%	32.9%
(*) It relates to Brazilian income taxes on earnings of offshore investees, as established by Law No. 12,973/2014.
(**) It includes tax incentives granted by dutch authorities.
(***) It includes results in equity-accounted investments, expenses relating to health care plan and provisions for legal proceedings.

13.       Short-term and other benefits

	03.31.2020	12.31.2019
Accrued vacation pay	561	660
Profit sharing	17	16
Employees variable compensation program	345	655
Voluntary Severance Program (PDV)	121	140
Salaries and related charges	161	212
Total	1,205	1,683
Current	1,183	1,645
Non-current	22	38

Performance Award Program (PPP)

In the first quarter of 2020, the Company paid US$ 147 based on the 2019 earnings, and a final payment is expected to occur by December 2020.

On April 28, 2020, the Company’s Board of Directors approved the program for 2020, which will paid in case the Company presents annual net income, as well as the achievement of corporate performance metrics, individual employee performance and results of the areas.

Due to the uncertain scenario imposed by the COVID-19 pandemic and its effects on the global economy, in the first quarter of 2020 the Company recognized no provision for this program.

NOTES TO THE FINANCIAL STATEMENTS - UNAUDITED

PETROBRAS

(Expressed in millions of US Dollars, unless otherwise indicated)

Voluntary Severance Programs

Changes in the provision for expenses relating to voluntary severance programs implemented by the Company are set out as follows:

	Jan-Mar/2020	Jan-Dec/2019
Opening Balance	140	35
Discontinued operations	−	(21)
Enrollments	45	200
Revision of provisions	(4)	(2)
Separations in the period	(28)	(71)
Cumulative translation adjustment	(32)	(1)
Closing Balance	121	140
Current	100	98
Non-current	21	42

On April 7, 2020, the Company approved the creation of a new voluntary severance program called Incentive Retirement Program (Programa de Aposentadoria Incentivada - PAI), with enrollment from May 6 to July 31. For further information, see note 33.

14.       Employee benefits (Post-Employment)

14.1.   Pension and medical benefits

On December 27, 2019, the Previc authorized the split of PPSP-R and PPSP-NR plans, aiming to gather participants of “Pre-70 group” in “PPSP-R Pre-70” and “PPSP-NR Pre-70”.

Changes in the net defined benefits are set out as follows:

NOTES TO THE FINANCIAL STATEMENTS - UNAUDITED

PETROBRAS

(Expressed in millions of US Dollars, unless otherwise indicated)

	Pension Plans					Medical Plan

	Petros Renegotiated	Petros Renegotiated Pré-70	Petros Non-renegotiated	Petros Non-renegotiated Pré-70	Petros 2	AMS	Other plans	Total
Balance at January 1, 2019	7,152	−	2,880	−	411	12,236	71	22,750
Discontinued operations	(399)	−	(176)	−	(17)	(651)	(1)	(1,244)
Remeasurement effects recognized in other comprehensive income	4,155	−	815	−	527	89	3	5,589
Current service cost	51	−	6	−	40	208	2	307
Interest income and expenses	510	−	205	−	35	1,024	5	1,779
Contributions paid	(340)	−	(107)	−	-	(442)	(7)	(897)
Payments related to Term of financial commitment	(717)	−	(269)	−	-	-	-	(985)
Others	-	−	-	−	-	-	(48)	(48)
Cumulative Translation Adjustment	(181)	−	(90)	−	(7)	(478)	(1)	(757)
Balance at December 31, 2019	10,231	-	3,264	-	989	11,986	24	26,494
Current	348	−	163	−	−	376	−	887
Non-current	9,883	−	3,101	−	989	11,610	24	25,607
Balance at December 31, 2019	10,231	−	3,264	−	989	11,986	24	26,494
Transfer due to split on January 01, 2020 (*)	(621)	621	(630)	630	-	-	-	−
Current service cost	3	-	-	-	15	61	-	79
Interest income and expenses	123	9	32	10	15	176	-	365
Contributions paid	(70)	(2)	(20)	(2)	-	(81)	(1)	(176)
Payments related to Term of financial commitment	-	(94)	-	(64)	-	-	-	(158)
Others	(1)	-	-	-	1	-	−	−
Cumulative Translation Adjustment	(2,213)	(82)	(645)	(86)	(225)	(2,703)	(4)	(5,958)
Balance at March 31, 2020	7,452	452	2,001	488	795	9,439	19	20,646
Current	262	31	99	38	-	292	-	722
Non-current	7,190	421	1,902	450	795	9,147	19	19,924
Balance at March 31, 2020	7,452	452	2,001	488	795	9,439	19	20,646
(*) Balances segregated on January 1, 2020, following the split approval on December 27, 2019.

Pension and medical benefit expenses, net recognized in the statement of income are set out as follows:

	Pension Plans					Medical Plan

	Petros Renegotiated	Petros Renegotiated Pre-70	Petros Non-renegotiated	Petros Non-renegotiated Pré-70	Petros 2	AMS	Other Plans	Total
Related to active employees	15	−	2	−	25	104	(1)	145
Related to retired employees	111	9	30	10	5	133	1	299
Net costs for Jan-Mar/2020	126	9	32	10	30	237	-	444
Net costs for Jan-Mar/2019 - Reclassified	147	−	55	−	20	322	2	546

For the first quarter of  2020, the Company's contribution to the defined contribution portion of the Petros Plan 2 was US$ 50 (US$ 61 for the first quarter of  2019) recognized in the statement of income.

Financial statements for the PPSP-R and PPSP-NR plans for 2019 were approved by the Executive Council of Petros on March 18, 2020, presenting an accumulated deficit of US$ 517 (R$ 2,309 million) and US$ 245 (R$ 1,093 million), respectively, according to the general accepted accounting standards for the post-retirement sector, regulated in Brazil by the Post-Retirement Benefit Federal Council – CNPC.

NOTES TO THE FINANCIAL STATEMENTS - UNAUDITED

PETROBRAS

(Expressed in millions of US Dollars, unless otherwise indicated)

The deficits were computed based on annual actuarial review carried out by an independent actuary and were already considered in the Company’s audited financial statements ended December 31, 2019.

The table below presents the reconciliation of the deficit of Petros Plan registered by Petros Foundation as of December 31, 2019, according to the standards issued by CNPC and according to international accounting standards (IAS 19):

			12.31.2019
	PPSP-R	PPSP-NR	Total
Deficit registered by Petros	573	271	844
Financial assumptions	3,326	906	4,232
Ordinary and extraordinary sponsor contributions	3,305	811	4,116
Changes in fair value of plan assets (*)	2,217	1,193	3,410
Others (including Actuarial valuation method)	810	83	893
Net actuarial liability registered by the Company	10,231	3,264	13,495
(*) Balance of accounts receivable arising from the Term of Financial Commitment - TFC signed with Petrobras, which Petros recognizes as equity.

New Deficit Settlement Plan (New PED)

On April 28, 2020, the New Deficit Settlement Plan for the plans Petros Renegotiated (PPSP-R) and Petros Non Renegotiated (PPSP-NR) was approved by the Secretariat of Management and Governance of the State-owned Companies (SEST) and, on May 5, 2020, the Superintendency of Post-retirement Benefits (PREVIC) approved it.

The New PED, which covers 2015 and 2018 deficits and incorporates 2019 results, amounts to US$ 6.5 billion (R$ 33.7 billion) as of December 31, 2019, of which US$ 6.2 billion (R$ 32.1 billion) arises from PED 2015 and the remaining relates mainly to the accumulated deficit of 2018 and 2019. Of the total amount, US$ 3 billion (R$ 15.6 billion) will be paid by Petrobras, in compliance with contributory parity provided for by relevant legislation. The rest of the deficit will be paid by other sponsors and participants of the PPSP-R and PPSP-NR plans.

Recalculated extraordinary contributions are estimated to start in June 2020, and the collection period is lifelong, according to legislation.

The independent actuaries are carrying out the recalculation of the actuarial liabilities, and the effects will be recognized in Petrobras' financial statements in the second quarter of 2020. The effects resulting from changes in regulations will be recognized in the Statement of Income, while those related to the recalculation of extraordinary contributions will be recognized in Equity within Other Comprehensive Income.

15.       Provisions for legal proceedings

15.1.   Provisions for legal proceedings, judicial deposits and contingent liabilities

The Company recognizes provisions based on the best estimate of the costs of proceedings for which it is probable that an outflow of resources embodying economic benefits will be required and that can be reliably estimated. These proceedings mainly include:

•

Labor claims, in particular: (i) opt-out claims related to a review of the methodology by which the minimum compensation based on an employee's position and work schedule (Remuneração Mínima por Nível e Regime - RMNR) is calculated; (ii) lawsuits relating to overtime pay; and (iii) actions of outsourced employees;

•

Tax claims including: (i) claims relating to Brazilian federal tax credits applied that were disallowed; and (ii) alleged misappropriation of VAT (ICMS) tax credits; and (iii) fines for non-compliance with accessory tax obligation;

•

Civil claims relating to: (i) litigations involving the company Sete Brasil; (ii) lawsuits related to contracts; (iii) royalties and special participation charges, including royalties over the shale extraction; (iv) penalties applied by ANP relating to measurement systems.

•	Environmental claims for compensation relating to an environmental accident in the State of Paraná, in 2000.

Provisions for legal proceedings are set out as follows:

NOTES TO THE FINANCIAL STATEMENTS - UNAUDITED

PETROBRAS

(Expressed in millions of US Dollars, unless otherwise indicated)

	03.31.2020	12.31.2019
Current and Non-current liabilities
Labor claims	707	895
Tax claims	479	463
Civil claims	930	1,523
Environmental claims	192	232
Total	2,308	3,113
Current liabilities	58	−
Non-current liabilities	2,250	3,113

	Jan-Mar/2020	Jan-Dec/2019
Opening Balance	3,113	7,405
Additions, net of reversals	9	1,290
Use of provision	(209)	(5,332)
Accruals and charges	55	233
Transfer to assets held for sale	-	(289)
Others	22	22
Cumulative translation adjustment	(682)	(216)
Closing Balance	2,308	3,113

In preparing its consolidated financial statements for the first quarter of  2020, the Company considered all available information concerning legal proceedings in which the Company is a defendant, in order to estimate the amounts of obligations and probability that outflows of resources will be required.

The main changes in provisions for legal proceedings in the first quarter of  2020 relate to: (i) use of provision amounting to US$ 142 due to the agreement relating to the company Sete Brasil litigations; (ii) use of provision amounting to US$ 74 referring to the agreement approved by the STF in claim for compensation of loss of profit in a lawsuit filed by Sergás and the state of Sergipe; offset by (iii) US$ 74 relating to a provision for lawsuits involving refinery engineering contracts; (iv) US$ 37 relating to a VAT collection action in domestic bunker oil consumption operations for chartered vessels; and (v) US$ 24 in fines for non-compliance with an accessory tax obligation involving the state of Rio de Janeiro.

15.2.   Judicial deposits

	03.31.2020	12.31.2019
Non-current assets
Tax	4,873	5,926
Labor	834	1,056
Civil	924	1,082
Environmental	124	160
Others	9	12
Total	6,764	8,236

	Jan-Mar/2020	Jan-Dec/2019
Opening Balance	8,236	6,711
Additions	415	2,021
Use	(31)	(187)
Accruals and charges	55	329
Transfer to assets held for sale	-	(313)
Others	1	(1)
Cumulative translation adjustment	(1,912)	(324)
Closing Balance	6,764	8,236

In the first quarter of 2020, the Company made judicial deposits in the amount of US$ 415 , including: (i) US$ 188 related to the chartering of platforms due to the legal dispute related to the IRRF; and (ii) US$ 124 referring to IRPJ and CSLL for not adding the profits of subsidiaries and affiliates domiciled abroad to the IRPJ and CSLL calculation basis.

NOTES TO THE FINANCIAL STATEMENTS - UNAUDITED

PETROBRAS

(Expressed in millions of US Dollars, unless otherwise indicated)

15.3.   Contingent liabilities

The estimates of contingent liabilities for legal proceedings are indexed to inflation and updated by applicable interest rates. As of March 31, 2020, estimated contingent liabilities for which the possibility of loss is not considered remote are set out in the following table:

Nature	03.31.2020	12.31.2019
Tax	24,902	32,376
Labor	7,638	9,734
Civil - General	4,175	5,977
Civil - Environmental	1,252	1,576
Total	37,967	49,663

The main contingent liabilities are:

•

Tax matters comprising: i) withholding income tax (IRRF), Contribution of Intervention in the Economic Domain (CIDE), Social Integration Program (PIS) and Contribution to Social Security Financing (COFINS) on remittances for payments of vessel charters; (ii) income from foreign subsidiaries and associates located outside Brazil not included in the computation of taxable income (IRPJ and CSLL); (iii) requests to compensate federal taxes disallowed by the Brazilian Federal Tax Authority; and (iv) collection and crediting of ICMS by several states;

•

Labor matters comprising mainly actions requiring a review of the methodology by which the minimum compensation based on an employee's position and work schedule (Remuneração Mínima por Nível e Regime - RMNR) is calculated;

•

Civil matters comprising: (i) litigations regarding Sete Brasil; (ii) administrative proceedings challenging an ANP order requiring Petrobras to pay additional special participation fees and royalties (production taxes) with respect to several fields; and (iii) a public civil action that discusses the alleged illegality of the gas supply made by the Company to its Nitrogen Fertilizer Production Unit.

•

Environmental matters comprising indemnities for material and collective moral damages to the environment, material damages to the affected communities and IBAMA's environmental fines related to the upstream.

In the three-month period ended March 31, 2020, the main changes in the balance of contingent liabilities are related to the following reductions: (i) US$ 464 of civil matters involving contractual issues; and (ii) a US$ 471 reduction related to actions to collect differences in ICMS rates, resulting from sales of jet fuel to airlines in the domestic market, for which the likelihood of losses is now deemed remote,  since state and federal laws recognized the amnesty on such debts; partially offset by inflation indexation.

15.4.   Class action and related proceedings

In the three-month period ended March 31, 2020, there were no events that changed the assessment and judgment of arbitration and other legal proceedings in Argentina. As for the class action in the Netherlands, the only relevant progress that took place in the period relates to the decision on January 29, 2020, detailed in note 19.4.2 to the audited consolidated financial statements for the year ended December 31, 2019.

16.       Provision for decommissioning costs

Non-current liabilities	Jan-Mar/2020	Jan-Dec/2019
Opening balance	17,460	15,133
Adjustment to provision	-	5,642
Transfers related to liabilities held for sale (*)	(3)	(3,071)
Payments made	(121)	(502)
Interest accrued	163	699
Others	16	3
Cumulative translation adjustment	(3,930)	(444)
Closing balance	13,585	17,460
(*) In 2019, it includes transfers to held for sale related to the Campos basin; concessions in Rio Grande do Norte and Bahia states; Frade and Baúna fields, as set out in note 24.

NOTES TO THE FINANCIAL STATEMENTS - UNAUDITED

PETROBRAS

(Expressed in millions of US Dollars, unless otherwise indicated)

The revision of the key assumptions of the Company's Strategic Plan, according to note 3.3, did not result in material changes in the provision for the decommissioning costs, given the composition of its cost structure, basically in dollars.

NOTES TO THE FINANCIAL STATEMENTS - UNAUDITED

PETROBRAS

(Expressed in millions of US Dollars, unless otherwise indicated)

17.       The “Lava Jato (Car Wash) Operation” and its effects on the Company

The Company has monitored the progress of investigations under the “Lava Jato” Operation and, in the preparation of these unaudited interim financial statements for the period ended March 31, 2020, did not identify any additional information that would affect the adopted calculation methodology to write off, in the third quarter of 2014, amounts overpaid for the acquisition of property, plant and equipment. The Company will continue to monitor these investigations for additional information in order to assess their potential impact on the adjustment made.

In the the three-month period ended March 31, 2020, new leniency and plea agreements entitled the Company to receive funds with respect to compensation for damages, in the amount of US$ 21, accounted for as other income and expenses (no funds received in the same period of 2019). Thus, the total cumulative amount recovered from the “Lava Jato” investigation through March 31, 2020 is US$ 1,124 (US$ 1,103 through December 31, 2019).

17.1.   U.S. Commodity Futures Trading Commission - CFTC

In May 2019, the U.S. Commodity Futures Trading Commission (“CFTC”) contacted Petrobras with an inquiry regarding trading activities related to the Lava Jato Operation.  Petrobras reiterates that it continues to cooperate with the regulatory authorities, including the CFTC, regarding any inquiry.

17.2.   Order of civil inquiry - Brazilian Public Prosecutor’s Office

On December 15, 2015, the State of São Paulo Public Prosecutor’s Office issued the Order of Civil Inquiry 01/2015, establishing a civil proceeding to investigate the existence of potential damages caused by Petrobras to investors in the Brazilian stock market. The Brazilian Attorney General’s Office (Procuradoria Geral da República) assessed this civil proceeding and determined that the São Paulo Public Prosecutor’s Office has no authority over this matter, which must be presided over by the Brazilian Public Prosecutor’s Office. The Company has provided all relevant information requested by the authorities.

NOTES TO THE FINANCIAL STATEMENTS - UNAUDITED

PETROBRAS

(Expressed in millions of US Dollars, unless otherwise indicated)

18.       Property, plant and equipment

18.1.   By class of assets

	Land, buildings and improvement	Equipment and other assets (*)	Assets under construction (**)	Exploration and development costs (oil and gas producing properties) (***)	Right-of-use assets	Total
Balance at January 1, 2019	5,210	76,028	28,926	47,219	-	157,383
Adoption of IFRS 16	-	-	-	-	26,575	26,575
Additions	-	2,784	5,269	145	2,332	10,530
Additions to / review of estimates of decommissioning costs	-	-	-	5,497	-	5,497
Capitalized borrowing costs	-	-	1,336	-	-	1,336
Reimbursement under the Transfer of Rights Agreement	-	-	-	(8,319)	-	(8,319)
Write-offs	(3)	(92)	(293)	(407)	(21)	(816)
Transfers	478	6,055	(10,466)	4,879	126	1,072
Transfers to assets held for sale	(803)	(4,942)	(621)	(1,204)	(1,339)	(8,909)
Depreciation, amortization and depletion	(231)	(6,106)	-	(4,756)	(5,019)	(16,112)
Impairment recognition	(2)	(1,298)	(1,453)	(743)	(161)	(3,657)
Impairment reversal	-	236	80	459	-	775
Cumulative translation adjustment	(199)	(2,287)	(826)	(1,873)	(905)	(6,090)
Balance at December 31, 2019	4,450	70,378	21,952	40,897	21,588	159,265
Cost and accumulated impairment	6,856	119,993	21,952	70,647	26,440	245,888
Accumulated depreciation, amortization and depletion	(2,406)	(49,615)	-	(29,750)	(4,852)	(86,623)
Balance at December 31, 2019	4,450	70,378	21,952	40,897	21,588	159,265
Additions	-	1,200	1,651	-	451	3,302
Capitalized borrowing costs	-	-	279	-	-	279
Write-offs	-	(14)	(67)	(17)	(2)	(100)
Transfers	9	1,035	(1,722)	798	-	120
Transfers to assets held for sale	-	(130)	129	(582)	-	(583)
Depreciation, amortization and depletion	(46)	(1,429)	-	(1,228)	(1,097)	(3,800)
Impairment recognition (note 20)	(5)	(6,793)	(2,767)	(3,477)	(331)	(13,373)
Cumulative translation adjustment	(958)	(12,854)	(4,568)	(8,772)	(4,504)	(31,656)
Balance at March 31, 2020	3,450	51,393	14,887	27,619	16,105	113,454
Cost and accumulated impairment	5,367	92,354	14,887	51,838	20,783	185,229
Accumulated depreciation, amortization and depletion	(1,917)	(40,961)	-	(24,219)	(4,678)	(71,775)
Balance at March 31, 2020	3,450	51,393	14,887	27,619	16,105	113,454
Weighted average useful life in years	40 (25 to 50) (except land)	20 (3 to 31)		Units of production method	8 (2 to 47)

(*) It is composed of platforms, refineries, thermoelectric power plants, natural gas processing plants, pipelines, rights of use and other operating, storage and production plants, also including exploration and production assets depreciated based on the units of production method.

(**) See note 25 for assets under construction by operating segment.

(***) It is composed of exploration and production assets related to wells, abandonment and dismantling of areas, signature bonuses associated to proved reserves and other costs directly associated with the exploration and production of oil and gas.

The rights-of-use at March 31, 2020 comprise the following underlying assets:

NOTES TO THE FINANCIAL STATEMENTS - UNAUDITED

PETROBRAS

(Expressed in millions of US Dollars, unless otherwise indicated)

	Platforms	Vessels	Properties	Others	Total
Balance at December 31, 2019	12,196	8,335	691	366	21,588
Additions	32	352	3	64	451
Write-offs	-	-	-	(2)	(2)
Depreciation, amortization and depletion	(465)	(560)	(19)	(53)	(1,097)
Impairment recognition	(179)	-	(150)	(2)	(331)
Cumulative translation adjustment	(2,432)	(1,844)	(144)	(84)	(4,504)
Balance at March 31, 2020	9,152	6,283	381	289	16,105
Cost and accumulated impairment	11,215	8,597	466	505	20,783
Accumulated depreciation, amortization and depletion	(2,063)	(2,314)	(85)	(216)	(4,678)
Balance at March 31, 2020	9,152	6,283	381	289	16,105

18.2.   Capitalization rate used to determine the amount of borrowing costs eligible for capitalization

The capitalization rate used to determine the amount of borrowing costs eligible for capitalization was the weighted average of the borrowing costs applicable to the borrowings that were outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset. For the three-month period ended March 31, 2020, the capitalization rate was 6.36% p.a. (5.90% p.a. for the same period of 2019).

NOTES TO THE FINANCIAL STATEMENTS - UNAUDITED

PETROBRAS

(Expressed in millions of US Dollars, unless otherwise indicated)

19.       Intangible assets

19.1.   By class of assets

	Rights and Concessions	Software	Goodwill	Total
Balance at January 1, 2019	2,330	272	203	2,805
Addition	1,339	74	-	1,413
Concession for exploration of oil and natural gas - Oil Surplus on the Transfer of Rights Agreement	15,341	-	-	15,341
Capitalized borrowing costs	-	4	-	4
Write-offs	(11)	(6)	-	(17)
Transfers	(83)	(47)	(137)	(267)
Amortization	(10)	(60)	-	(70)
Impairment recognition	(1)	-	-	(1)
Impairment reversal	-	-	-	-
Cumulative translation adjustment	263	5	(3)	265
Balance at December 31, 2019	19,168	242	63	19,473
Cost	19,290	1,469	63	20,822
Accumulated amortization	(122)	(1,227)	-	(1,349)
Balance at December 31, 2019	19,168	242	63	19,473
Addition	1	18	-	19
Concession for exploration of oil and natural gas - Oil Surplus on the Transfer of Rights Agreement	-	-	-	-
Capitalized borrowing costs	-	-	-	-
Write-offs	(6)	(1)	-	(7)
Transfers	-	-	-	-
Amortization	(2)	(17)	-	(19)
Impairment recognition	-	-	-	-
Cumulative translation adjustment	(4,302)	(53)	(7)	(4,362)
Balance at March 31, 2020	14,859	189	56	15,104
Cost	14,939	1,169	56	16,164
Accumulated amortization	(80)	(980)	-	(1,060)
Balance at March 31, 2020	14,859	189	56	15,104
Estimated useful life in years	(*)	5	Indefinite

(*) Mainly composed of assets with indefinite useful lives, which are reviewed annually to determine whether events and circumstances continue to support an indefinite useful life assessment.

(**) It includes the amount of US$ 6.058, reclassified from Intangible Assets to Property, Plant and Equipment, due to the declaration of commerciality of areas linked to the Transfer of Rights Agreement.

All agreements whose signature bonuses were paid in the last quarter of 2019, were signed with the regulatory authorities in the first quarter of 2020.

20.       Impairment

The Company annually tests its assets for impairment or when there is an indication that their carrying amount may not be recoverable.

During the first quarter of 2020, two events triggered significant and adverse effects on the oil and oil products market: (i) the outbreak of the COVID-19 pandemic, with a sharp reduction in the circulation of people and in the world economic activity, causing a shock on demand of these products, and (ii) failure in negotiations between members of Organization of the Petroleum Exporting Countries (OPEC) and its allies, led by Russia, to define production levels, which contributed to an increase in the global oil supply with a reduction in price in early March.

These events led the Company to adopt a set of measures aiming at preserving cash generation, in order to reinforce its financial strength and resilience of its businesses, as well as to revise, with the approval of its Board of Directors, the key assumptions of its current Strategic Plan, such as Brent prices, exchange rates, oil product spreads, among others.

NOTES TO THE FINANCIAL STATEMENTS - UNAUDITED

PETROBRAS

(Expressed in millions of US Dollars, unless otherwise indicated)

Estimates of oil and gas reserves are prepared reflecting, in an integrated manner, the projects in the Company's Strategic Plan portfolio, technical uncertainties and assumptions such as prices and costs. At March 31, 2020, there was no change in the Company's Strategic Plan portfolio or in the Company’s reserves that impact these unaudited consolidated interim financial statements.

Under this scenario, the Company assessed the recoverability of the carrying amounts of its assets and, in the first quarter of 2020, impairment losses were recognized in the amount of US$ 13,371, primarily due to:

(i)

US$ 11,798 relating to the effect of updated assumptions in the estimation of the recoverable amount of several E&P fields, notably in the following Cash Generating Units (CGU): Roncador, Marlim Sul, North group, Albacora Leste, Berbigão-Sururu group, CVIT group and Mexilhão; and

(ii)	US$ 1,356 relating to the hibernation of fields and platforms in shallow waters, affecting CGUs North group, Ceará-Mar group and Ubarana group, as well as Caioba, Guaricema and Camorim fields.

In the first quarter of 2020, the Company recognized impairment reversals amounting to US$ 7.

The table below shows the impairment losses and a reversal, recognized within the statement of income in the first quarter of 2020:

Asset or CGU by nature (*)	Carrying amount	Recoverable amount (**)	Impairment	Business segment	Comments

Property, plant and equipment and intangible assets
Producing properties relating to oil and gas activities in Brazil (several CGUs)	35,001	22,562	(13,154)	E&P - Brazil	item (a)
Others	209	−	(219)	Several
			(13,373)

Assets classified as held for sale
Producing property relating to oil and gas activities - Tucano Sul group	−	3	2	E&P - Brazil	item 20.2
Total			(13,371)
(*) It only includes carrying amounts and recoverable amounts of impaired assets or asses for which reversals were recognized.
(**) The recoverable amounts of assets for impairment computation were their value in use, except for oil and gas production and drilling equipment that were based on their fair value.

20.1.   Impairment of property, plant and equipment and intangible assets

20.1.1.  Revision of Cash Generating Units

During the first quarter of 2020, management identified and assessed change in CGU North group (E&P Segment) excluding platforms PCH-1, PCH-2 and PNA-2, and fields of Anequim, Bagre, Cherne, Congro , Garoupa, Malhado, Namorado, Parati and Viola, who had their activities hibernated, with no expected resumption. Currently, this CGU is formed by Marlim, Albacora and Voador fields and remaining platforms.

20.1.2.  Planning assumptions used on impairment testing

The cash flow projections used to measure the value in use of the CGUs at March 31, 2020, approved by the Company’s Board of Directors, were mainly based on the following updated assumptions for average Brent prices and Brazilian real/U.S. dollar average exchange rates:

	2020	2021	2022	2023	2024	Long term Average
Average Brent (US$/bbl)	25	30	35	40	45	50
Average Brazilian Real (excluding inflation ) - Real /U.S. dollar exchange rate	5.09	5.04	4.69	4.46	4.28	3.78

At December 31, 2019, average Brent prices and Brazilian real/U.S. dollar average exchange rates used were

NOTES TO THE FINANCIAL STATEMENTS - UNAUDITED

PETROBRAS

(Expressed in millions of US Dollars, unless otherwise indicated)

	2020	2021	2022	2023	2024	Long term Average
Average Brent (US$/bbl)	65	65	65	65	65	65
Average Brazilian Real (excluding inflation ) - Real /U.S. dollar exchange rate	3.85	3.79	3.75	3.72	3.70	3.60

Changes in these assumptions consider a slow recovery in demand and a moderate change in habits in developed economies, among other variables. The Company expects a lower level of demand in the long-term, taking into account:

•	structural change in the world economy, with permanent effects arising from this economic shock, including changes observed in consumer habits, which the Company believes may become permanent;
•	increased world oil inventories, slowing down the rebalancing of supply and demand; and
•	oil consuming industries, given the new scenario, will not keep their previously projected demands in the long-term, reducing consumption levels.

20.1.3.  Information on the main impairment losses

Information on the main impairment losses and reversals of property, plant and equipment and intangible assets are described below:

a) Producing properties in Brazil

Impairment assessment for producing properties in Brazil resulted in US$ 13,154 impairment losses. Cash flow projections were based on financial budgets/forecasts approved by management and the post-tax discount rates (excluding inflation) derived from the WACC for the E&P business of 7.3% p.a. at March 31, 2020 (6.7% p.a. at December 31, 2019). This amount comprises:

(i)

Impairment losses in the amount of US$11,798 mainly related to the following CGUs and corporate assets that provide service in these fields, reflecting the new key assumptions for the medium and long-term vision, mainly drop in Brent prices, depreciation of the Brazilian real against the U.S. dollar and retractions in Brazilian GDP and oil demand;

CGU	Basin	Area	Impairment
Roncador	Campos basin	Post-Salt	(3,409)
Marlim Sul	Campos basin	Post-Salt	(2,399)
North group	Campos basin	Post-Salt	(2,038)
Albacora Leste	Campos basin	Post-Salt	(621)
Berbigão-Sururu group	Santos basin	Pre-Salt	(449)
CVIT group	Espírito Santo basin	Post-Salt	(319)
Mexilhão	Santos basin	Post-Salt	(207)
Parque das Baleias group	Santos basin	Pre-Salt	(187)
Sapinhoá group	Santos basin	Pre-Salt	(144)
Papa-Terra	Campos basin	Post-Salt	(141)
Araçás	Recôncavo basin	Onshore and shallow-water	(123)
Carmópolis	Sergipe basin	Onshore and shallow-water	(120)
Uruguá group	Santos basin	Post-Salt	(104)
Others	Several	Several	(1,537)
Total			(11,798)

From these CGUs, CVIT group, Papa-Terra and Uruguá group had additional impairments to the ones accounted for at December 31, 2019, and Roncador, Mexilhão and Araçás were sensitive to impairment as presented in the sensitive analyses in the financial statement of December 31, 2019 as it had its recoverable amount within a 10% range of their carrying amount at December 31, 2019.

(ii)

Impairment losses in the amount of US$ 1,356, arising from the hibernation of producing assets in shallow waters, mainly the following fields: Ubarana (US$ 433); Namorado (US$ 233), Cherne (US$ 115), Malhado (US$ 104), Congro (US$ 94) and Viola (US$ 58).

b) Other assets

Corporate asset

NOTES TO THE FINANCIAL STATEMENTS - UNAUDITED

PETROBRAS

(Expressed in millions of US Dollars, unless otherwise indicated)

The Company decided to hibernate a corporate building, in the state of Bahia, due to its vacancy in the quarter, resulting in a US$ 161 impairment loss in the right of use.

SIX – shale plant

The Company recognized a US$ 43 impairment loss on this asset, due to the drop in the estimates for fuel oil prices, which are linked to the Brent prices, whose projections were revised by the Company this quarter. The post-tax discount rate in constant currency applied to the refining sector in Brazil is 6.2% p.a.

20.2.   Assets most sensitive to future impairment

Whenever the recoverable amount of an asset or CGU falls below the carrying amount, an impairment loss is recognized to reduce the carrying amount to the recoverable amount. The following table presents the assets and CGUs most sensitive to future impairment losses, presenting recoverable amounts close to their current carrying amounts. The analysis presented below considers the estimated impairment loss if there was a 10% reduction in the recoverable value of the CGUs, arising from changes in material assumptions:

				03.31.2020
	Business segment	Carrying amount	Recoverable amount	Sensitivity (*)
Producing properties relating to oil and gas activities in Brazil (2 CGUs)	E&P	17,209	17,624	(1,348)

20.3.   Assets classified as held for sale

In the first quarter of 2020, the Company recognized an US$ 2 impairment reversal, following the Board of Directors approval on the sale of Tucano Sul group of fields, arising from its fair value, net of disposal expenses.

In the same period of 2019, the Company recognized a US$ 29 impairment reversal on assets classified as held for sale, mainly relating to sale of interest in Maromba field.

20.4.   Investments in associates and joint ventures (including goodwill)

Value in use is generally used for impairment test of investments in associates and joint ventures (including goodwill). The basis for estimates of cash flow projections includes: projections covering a period of 5 to 12 years, zero-growth rate perpetuity, budgets, forecasts and assumptions approved by management and a post-tax discount rate derived from the WACC or the CAPM models, when applicable.

20.4.1.  Investment in publicly traded associate

In July 2019, with the additional sale of the Company’s interest in the subsidiary Petrobras Distribuidora (BR Distribuidora), carried out through a secondary public offering (follow-on), BR Distribuidora became an associate. Considering the fair value as the market value of its shares, at December 31, 2019, the Company estimated this investment was recoverable. However, at March 31, 2020, the market value was below the equity-accounted investment, requiring the calculation of the value in use. The post-tax discount rate in constant currency applied was 6.6% p.a. As the value in use of BR Distribuidora is higher than the equity-accounted investment at March 31, 2020, no impairment loss was accounted for in the period.

20.4.2.  Impairment losses on equity-method investments

In the first quarter of 2020, the Company recognized impairment losses amounting to US$ 53 from equity-accounted investments (a US$ 2 impairment reversal in the same period of 2019), mainly in joint venture MP Gulf of Mexico (US$ 59), due to the revised Brent prices projections. The post-tax discount rate in constant currency applied for the E&P segment in the USA was 6.0% p.a.

NOTES TO THE FINANCIAL STATEMENTS - UNAUDITED

PETROBRAS

(Expressed in millions of US Dollars, unless otherwise indicated)

21.       Exploration and evaluation of oil and gas reserves

The exploration and evaluation activities include the search for oil and gas reserves from obtaining the legal rights to explore a specific area to the declaration of the technical and commercial viability of the reserves.

Changes in the balances of capitalized costs directly associated with exploratory wells pending determination of proved reserves and the balance of amounts paid for obtaining rights and concessions for exploration of oil and natural gas (capitalized acquisition costs) are set out in the following table:

Capitalized Exploratory Well Costs / Capitalized Acquisition Costs (*)	Jan-Mar/2020	Jan-Dec/2019
Property plant and equipment
Opening Balance	4,262	4,132
Additions	128	510
Write-offs	-	(216)
Transfers	(1)	-
Cumulative translation adjustment	(950)	(164)
Closing Balance	3,439	4,262
Intangible Assets	14,664	18,919
Capitalized Exploratory Well Costs / Capitalized Acquisition Costs	18,103	23,181

(*) Amounts capitalized and subsequently expensed in the same period have been excluded from this table.

Exploration costs recognized in the statement of income and cash used in oil and gas exploration and evaluation activities are set out in the following table:

	2020	2019 Reclassified
	Jan-Mar	Jan-Mar
Exploration costs recognized in the statement of income
Geological and geophysical expenses	72	105
Exploration expenditures written off (includes dry wells and signature bonuses)	26	50
Contractual penalties	6	14
Other exploration expenses	-	5
Total expenses	104	174
Cash used in :
Operating activities	72	109
Investment activities	149	94
Total cash used	221	203

22.       Collateral for crude oil exploration concession agreements

The Company has granted collateral to ANP in connection with the performance of the Minimum Exploration Programs established in the concession agreements for petroleum exploration areas in the total amount of US$ 2,178 of which US$ 1,590 were still in force as of March 31, 2020, net of commitments undertaken. The collateral comprises crude oil from previously identified producing fields, pledged as collateral, amounting to US$ 1,271 and bank guarantees of US$ 319.

NOTES TO THE FINANCIAL STATEMENTS - UNAUDITED

PETROBRAS

(Expressed in millions of US Dollars, unless otherwise indicated)

23.       Investments

23.1.   Investments in associates and joint ventures

	Balance at 12.31.2019	Restructuring, capital decrease and others	Results of equity-accounted investments	CTA	OCI	Dividends	Balance at 03.31.2020
Joint Ventures	1,192	(4)	(149)	(110)	-	(33)	897
Associates (*)	4,302	19	(149)	(580)	(633)	(18)	2,941
Other investments	5	-	−	(1)	-	−	4
Total	5,499	15	(298)	(691)	(633)	(51)	3,842
(*) It includes Petrobras Distribuidora and Braskem.

24.       Disposal of assets and other changes in organizational structure

At March 31, 2020, assets and related liabilities are classified as held for sale whenever the closing of the transactions are highly probable, according to our portfolio management, still subject to some conditions precedent as provided for in the agreements.

To date, purchasers have not indicated any intention to review the signed contractual terms and conditions.

The major classes of assets and related liabilities classified as held for sale are shown in the following table:

	Operating segment			03.31.2020	12.31.2019
	E&P	RT&M	Corporate	Total	Total
Assets classified as held for sale
Cash and Cash Equivalents	1	5	-	6	5
Trade receivables	-	51	-	51	68
Inventories	-	9	-	9	13
Investments	-	3	-	3	355
Property, plant and equipment	1,897	221	-	2,118	2,046
Others	1	61	-	62	77
Total	1,899	350	-	2,249	2,564
Liabilities on assets classified as held for sale
Trade Payables	5	20	-	25	27
Finance debt	-	-	127	127	142
Provision for decommissioning costs	2,320	-	-	2,320	2,961
Others	-	90	-	90	116
Total	2,325	110	127	2,562	3,246

As of March 31, 2020, the amounts refer to (i) Liquigás Distribuidora S.A; (ii) Pampo and Enchova groups of fields, (iii) Baúna field (awarded area BM-S-40), (iv) sale of the Company’s working interest in the fields of Macau group, in Potiguar basin, (v) 30% working interest in Frade field, (vi) the remaining 10% interest in Lapa field.

The most significant progress under the divestment process is describe below:

24.1.   Closed transaction at March 31, 2020

a)                Sale of Petrobras’s interest in Petrobras Oil & Gas B.V. (PO&GBV)

On October 31, 2018, the wholly owned subsidiary Petrobras International Braspetro BV (PIBBV) entered into an agreement to sell its 50% interest in PO&GBV to Petrovida Holding B.V. PO&GBV is a joint venture in the Netherlands consisting of assets located in Nigeria. PO&GBV does not operate any of these fields.

In 2019, an US$ 89 impairment loss was accounted for within equity-accounted investments.

NOTES TO THE FINANCIAL STATEMENTS - UNAUDITED

PETROBRAS

(Expressed in millions of US Dollars, unless otherwise indicated)

On January 14, 2020, the transaction was closed, in the amount of US$ 1,454, reflecting price adjustments and the deduction of Petrobras’ portion from the payment of fees to the Nigerian Government for approval of the transaction. Cumulative amounts of dividends received from PO&GBV since inception of investment (January 1, 2018) have totaled US 1,030. At the closing, the Company received US$ 276, with an additional US$ 25 to be received up to June 30, 2020, and the remaining US$ 123 to be received as soon as the Abgami field redetermination process is implemented. As a result, the Company recorded a US$ 2 gain within other income and expenses.

24.2.   Cash flows from sales of interest with loss of control

In 2020 and 2019, the Company disposed of its interest in certain subsidiaries over which control was lost. The following table summarizes cash flows arising from losing control in subsidiaries:

	Cash received	Cash in subsidiary before losing control	Net Proceeds
2020
Petrobras Oil & Gas B.V.(PO&GBV)	276	−	276
Total	276	−	276
2019
Petrobras Paraguay	381	(45)	336
Total	381	(45)	336

NOTES TO THE FINANCIAL STATEMENTS - UNAUDITED

PETROBRAS

(Expressed in millions of US Dollars, unless otherwise indicated)

25.       Assets by operating segment

	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Corporate	Elimina-tions	Total

Consolidated assets by operating segment - 03.31.2020

Current assets	5,717	8,039	1,238	19,010	(2,543)	31,461
Non-current assets	105,556	23,587	8,269	18,050	(23)	155,439
Long-term receivables	5,085	2,580	1,016	14,361	(3)	23,039
Investments	423	493	801	2,125	−	3,842
Property, plant and equipment	85,318	20,415	6,326	1,415	(20)	113,454
Operating assets	75,193	17,820	4,263	1,310	(20)	98,566
Under construction	10,125	2,595	2,063	105	−	14,888
Intangible assets	14,730	99	126	149	−	15,104
Total Assets	111,273	31,626	9,507	37,060	(2,566)	186,900

Consolidated assets by operating segment - 12.31.2019

Current assets	5,734	12,273	1,932	12,700	(4,827)	27,812
Non-current assets	148,546	31,248	10,781	11,390	(37)	201,928
Long-term receivables	6,456	3,299	1,369	6,567	−	17,691
Investments	592	1,109	1,067	2,731	−	5,499
Property, plant and equipment	122,496	26,710	8,181	1,915	(37)	159,265
Operating assets	106,331	23,630	5,605	1,784	(37)	137,313
Under construction	16,165	3,080	2,576	131	−	21,952
Intangible assets	19,002	130	164	177	−	19,473
Total Assets	154,280	43,521	12,713	24,090	(4,864)	229,740

NOTES TO THE FINANCIAL STATEMENTS - UNAUDITED

PETROBRAS

(Expressed in millions of US Dollars, unless otherwise indicated)

26.       Finance debt

26.1.   Balance by type of finance debt

	03.31.2020	12.31.2019
In Brazil
Banking Market	5,082	5,322
Capital Market	2,689	3,468
Development banks	1,457	1,927
Others	10	13
Total	9,238	10,730
Abroad
Banking Market	22,874	16,555
Capital Market	30,640	32,476
Development banks	40	40
Export Credit Agency	3,683	3,233
Others	227	226
Total	57,464	52,530
Total finance debt	66,702	63,260
Current	5,925	4,469
Non-current	60,777	58,791

At March 31, 2020, current finance debt includes interests in the amount of US$ 691 (US$ 886 at December 31, 2019).

At March 31, 2020, there was no default, breach of covenants or change in collateral provided or clauses that would result in change in payment terms compared to December 31 2019.

NOTES TO THE FINANCIAL STATEMENTS - UNAUDITED

PETROBRAS

(Expressed in millions of US Dollars, unless otherwise indicated)

26.2.   Changes in finance debt and reconciliation with cash flows from financing activities

	Balance at 12.31.2018	Additions	Principal amorti zation (*)	Interest amorti zation (*)	Accrued interest (**)	Foreign exchange/ inflation indexation charges	Cumulative translation adjustment (CTA)	Transfer to liabilities classified as held for sale	Modifica tion of contractual cash flows	Balance at 12.31.2019

In Brazil	16,251	2,181	(5,663)	(745)	829	111	(352)	(1,882)	−	10,730
Abroad	67,924	5,362	(20,788)	(3,853)	3,878	538	(560)	-	29	52,530
	84,175	7,543	(26,451)	(4,598)	4,707	649	(912)	(1,882)	29	63,260
	Balance at 12.31.2019	Additions	Principal amorti zation (*)	Interest amorti zation (*)	Accrued interest (**)	Foreign exchange/ inflation indexation charges	Cumulative translation adjustment (CTA)	Transfer to liabilities classified as held for sale	Modifica tion of contractual cash flows	Balance at 03.31.2020
In Brazil	10,730	1,263	(340)	(167)	126	93	(2,468)	-	−	9,237
Abroad	52,530	8,910	(3,724)	(879)	816	1,298	(1,276)	-	(210)	57,465
	63,260	10,173	(4,064)	(1,046)	942	1,391	(3,744)	−	(210)	66,702
Debt restructuring		-	(279)	-
Deposits linked to financing		-	-	(82)
Net cash used in financing activities		10,173	(4,343)	(1,128)
(*) It includes pre-payments.
(**) It includes premium and discount over notional amounts, as well as gains and losses by modifications in contractual cash flows.

In the first quarter of 2020, raised funds were destined mainly, to repay older debts, aiming at improving the debt repayment profile taking into account its alignment with investments returns over the long run, as well as preserving cash levels to maintain the Company’s liquidity.

In the first quarter of 2020, proceeds from financing amounted to US$ 10,173, principally reflecting: (i) funds raised from banking market (in Brazil and abroad), in the amount of US$ 1,960, and (ii) use of revolving credit lines, in the amount of US$ 8,010.

The Company repaid several finance debts, in the amount of US$ 5,471 notably: (i) pre-payment of banking loans in the domestic and international market totaling US$ 2,248; and (ii) US$ 1,386 relating to repurchase of bonds previously issued by the Company in the open market, with net premium paid to bond holders amounting to US$ 260.

In addition, the Company carried out, in the international banking market, operations to improve its debt profile and to extend its maturity, not involving financial settlements, in the total amount of US$ 2,340.

NOTES TO THE FINANCIAL STATEMENTS - UNAUDITED

PETROBRAS

(Expressed in millions of US Dollars, unless otherwise indicated)

26.3.   Summarized information on current and non-current finance debt

Maturity in	2020	2021	2022	2023	2024	2025 onwards	Total (**)	Fair Value

Financing in U.S.Dollars (US$)(*):	3,105	3,928	2,725	8,425	8,243	27,764	54,190	55,552
Floating rate debt	2,532	1,805	2,103	7,054	6,768	6,330	26,592
Fixed rate debt	573	2,123	622	1,371	1,475	21,434	27,598
Average interest rate	4.5%	4.4%	4.5%	4.4%	4.7%	6.5%	5.7%

Financing in Brazilian Reais (R$):	426	606	1,169	1,754	1,549	2,810	8,314	8,875
Floating rate debt	232	377	929	1,592	1,197	1,175	5,502
Fixed rate debt	194	229	240	162	352	1,635	2,812
Average interest rate	3.7%	3.8%	4.4%	5.7%	4.9%	4.5%	4.4%

Financing in Euro (€):	27	211	381	397	13	1,376	2,405	2,740
Fixed rate debt	27	211	381	397	13	1,376	2,405
Average interest rate	4.7%	4.7%	4.8%	4.6%	4.6%	4.6%	4.7%

Financing in Pound Sterling (£):	27	8	-	-	-	1,757	1,792	1,662
Fixed rate debt	27	8	-	-	-	1,757	1,792
Average interest rate	6.3%	6.2%	-	-	-	6.3%	6.3%

Financing in other currencies:	1	-	-	-	-	-	1	1
Fixed rate debt	1	-	-	-	-	-	1
Average interest rate	9.2%	-	-	-	-	-	9.2%

Total as of March 31, 2020	3,586	4,753	4,275	10,576	9,805	33,707	66,702	68,830
Average interest rate	4.4%	4.4%	4.6%	4.6%	4.8%	6.4%	5.6%

Total as of December 31, 2019	4,469	3,971	4,689	8,036	8,537	33,558	63,260	72,801
Average interest rate	5.1%	5.2%	5.3%	5.3%	5.3%	6.3%	5.9%
(*) Includes debt raised in Brazil (in Brazilian reais) indexed to the U.S. dollar.
(**)The average maturity of outstanding debt as of March 31, 2020 is 9.74 years (10.79 years as of December 31, 2019).

The fair value of the Company's finance debt is mainly determined and categorized into a fair value hierarchy as follows:

Level 1- quoted prices in active markets for identical liabilities, when applicable, amounting to US$  30,103 as of March 31, 2020 (US$ 39,057 as of December 31, 2019); and

Level 2 – discounted cash flows based on discount rate determined by interpolating spot rates considering financing debts indexes proxies, taking into account their currencies and also Petrobras’ credit risk, amounting to US$ 32,927 as of March 31, 2020  (US$ 46,872 as of December 31, 2019).

The sensitivity analysis for financial instruments subject to foreign exchange variation is set out in note 30.2.

A maturity schedule of the Company’s finance debt (undiscounted), including face value and interest payments is set out as follows:

Maturity	2020	2021	2022	2023	2024	2025 and thereafter	Balance at March 31, 2020	Balance at December 31, 2019
Principal	4,785	4,386	10,524	10,124	7,518	28,025	65,362	65,284
Interest	3,009	2,833	2,581	2,167	1,826	25,076	37,492	43,859
Total	7,794	7,219	13,105	12,291	9,344	53,101	102,854	109,143

NOTES TO THE FINANCIAL STATEMENTS - UNAUDITED

PETROBRAS

(Expressed in millions of US Dollars, unless otherwise indicated)

26.4.   Lines of credit

						Amount
Company	Financial institution	Date	Maturity	Available (Lines of Credit)	Used	Balance
Abroad

PGT BV	Syndicate of banks	3/7/2018	2/7/2023	4,350	4,350	−
PGT BV	Syndicate of banks	3/27/2019	2/27/2024	3,250	3,250	−
PGT BV	BNP Paribas	12/22/2016	1/9/2021	350	310	40
PGT BV	The Export - Import Bank of China	12/23/2019	12/27/2021	750	714	36
Petrobras	New Development Bank	8/27/2018	8/27/2022	200	40	160
Total				8,900	8,664	236

In Brazil
Petrobras	Banco do Brasil	3/23/2018	1/26/2023	385	−	385
Petrobras	Bradesco	6/1/2018	5/31/2023	410	410	−
Petrobras	Banco do Brasil	10/4/2018	9/5/2025	385	−	385
Transpetro	Caixa Econômica Federal	11/23/2010	Not defined	63	−	63
Total				1,243	410	833

27.       Lease liabilities

The Company is the lessee in agreements primarily including oil and gas producing units, drilling rigs and other exploration and production equipment, vessels and support vessels, helicopters, lands and buildings.

Changes in the balance of lease liabilities are presented below:

	Balance at 12.31.2019	Remeasurement / new contracts	Payment of principal and interest (*)	Interest expenses	Foreign exchange gains and losses	Cumulative translation adjustment	Transfers	Balance at 03.31.2020
In Brazil	5,504	146	(400)	72	816	(1,325)	(7)	4,806
Abroad	18,357	197	(1,108)	267	2,615	(2,599)	-	17,729
Total	23,861	343	(1,508)	339	3,431	(3,924)	(7)	22,535

Payments relating to liabilities held for sale			(15)
Net cash used in financing activities			(1,523)

A maturity schedule of the lease arrangements (nominal amounts) is set out as follows:

Maturity	2020	2021	2022	2023	2024	2025 onwards	Total

Balance at March 31, 2020	4,225	5,008	3,524	2,610	2,139	12,813	30,319
Balance at December 31, 2019	5,900	4,984	3,511	2,636	2,164	13,057	32,252

Payments in certain lease agreements vary due to changes in facts or circumstances occurring after their inception other than the passage of time. Such payments are not included in the measurement of the lease obligations. Variable lease payments in the first quarter of  2020 amounted to US$ 209, representing 14% in relation to fixed payments (US$ 235 and 27% in the same period of 2019).

All extension options were included in the measurement of lease obligations.

The sensitivity analysis of financial instruments subject to exchange variation is presented in note 30.2.

In the first quarter of  2020, the Company recognized lease expenses in the amount of US$ 59 relating to short-term leases (US$ 272 in the same period of 2019).

At March 31, 2020, the balance of lease agreements for which the lease term has not commenced, as they relate to assets under construction or not yet available for use, is US$ 51,419 (US$ 50,130 at December 31, 2019).

NOTES TO THE FINANCIAL STATEMENTS - UNAUDITED

PETROBRAS

(Expressed in millions of US Dollars, unless otherwise indicated)

28.       Equity

28.1.   Share capital (net of share issuance costs)

As of March 31, 2020, subscribed and fully paid share capital, net of issuance costs, was US$ 107,101, represented by 7,442,454,142 common shares and 5,602,042,788 preferred shares, all of which are registered, book-entry shares with no par value.

Preferred shares have priority on returns of capital, do not grant any voting rights and are non-convertible into common shares.

As of March 31, 2020 and December 31, 2019, the Company held treasury shares, of which 222,760 are common shares and 72,909 are preferred shares.

28.2.   Distributions to shareholders

As a result of the COVID-19 pandemic and restrictions recommended by the World Health Organization and imposed by authorities regarding agglomerations and meetings, the Company’s Board of Directions approved the postponement of the General Shareholders Meeting previously scheduled for April 27, 2020 and the payment of remaining dividends based on the 2019 earnings. This postponement is one of the measures adopted by the Company to preserve its cash, due to the pandemic of COVID-19 and the shock of oil prices.

On March 31, 2020, the consolidated remaining balance of dividends based on the 2019 earnings, bearing interest at Selic rate (Brazilian short-term interest rate), is US$ 348.

28.3.   Earnings per share

		Jan-Mar/2020			Jan-Mar/2019 Reclassified

	Common	Preferred	Total	Common	Preferred	Total
Net income (loss) attributable to shareholders of Petrobras	(5,543)	(4,172)	(9,715)	611	459	1,070
Continuing operations	(5,543)	(4,172)	(9,715)	559	420	979
Discontinued operations	−	−	−	52	39	91

Weighted average number of outstanding shares	7,442,231,382	5,601,969,879	13,044,201,261	7,442,231,382	5,601,969,879	13,044,201,261

Basic and diluted earnings (losses) per share - in U.S. dollars	(0.74)	(0.74)	(0.74)	0.08	0.08	0.08
Continuing operations	(0.74)	(0.74)	(0.74)	0.07	0.07	0.07
Discontinued operations	−	−	−	0.01	0.01	0.01
Basic and diluted earnings (losses) per ADS equivalent - in U.S. dollars (*)	(1.48)	(1.48)	(1.48)	0.16	0.16	0.16
Continuing operations	(1.48)	(1.48)	(1.48)	0.14	0.14	0.14
Discontinued operations	−	−	−	0.02	0.02	0.02
(*) Petrobras' ADSs are equivalent to two shares.

Basic earnings per share are calculated by dividing the net income (loss) attributable to shareholders of Petrobras by the weighted average number of outstanding shares during the period.

Diluted earnings (losses) per share are calculated by adjusting the net income (loss) attributable to shareholders of Petrobras and the weighted average number of outstanding shares during the period taking into account the effects of all dilutive potential shares (equity instrument or contractual arrangements that are convertible into shares).

Basic and diluted earnings (losses) are identical as the Company has no potential share in issue.

NOTES TO THE FINANCIAL STATEMENTS - UNAUDITED

PETROBRAS

(Expressed in millions of US Dollars, unless otherwise indicated)

29.       Fair value of financial assets and liabilities

			Fair value measured based on
	Level I	Level II	Level III	Total fair value recorded
Assets
Marketable securities	634	-	-	634
Commodity derivatives	158	-	-	158
Balance at March 31, 2020	792	-	-	792
Balance at December 31, 2019	882	58	-	940

Liabilities
Foreign currency derivatives	-	(722)	-	(722)
Interest rate derivatives	-	(40)	-	(40)
Balance at March 31, 2020	-	(762)	-	(762)
Balance at December 31, 2019	(28)	(110)	-	(138)

The estimated fair value for the Company’s long-term debt, computed based on the prevailing market rates, is set out in note 26.

Certain receivables are classified as fair value through profit or loss, according to note 10.

The fair values of cash and cash equivalents, short-term debt and other financial assets and liabilities are equivalent or do not differ significantly from their carrying amounts.

30.       Risk management

A summary of the positions of the derivative financial instruments held by the Company and recognized in other current assets and liabilities as of March 31, 2020 , as well as the amounts recognized in the statement of income and other comprehensive income and the guarantees given is set out as follows:

			Statement of Financial Position

	Notional value		Fair value Asset Position (Liability)		Maturity

	03.31.2020	12.31.2019	03.31.2020	12.31.2019
Derivatives not designated for hedge accounting
Future contracts - total (*)	(6,451)	(10,383)	158	(28)
Long position/Crude oil and oil products	14,575	9,865	-	-	2020
Short position/Crude oil and oil products	(21,026)	(20,248)	-	-	2020
Forward contracts
Long position/Foreign currency forwards (EUR/USD) (**)	EUR 2.245	EUR 2.245	(120)	(45)	2020
Long position/Foreign currency forwards (GPB/USD) (**)	GBP 388	GBP 388	(26)	11	2020
Short position/Foreign currency forwards (GPB/USD) (**)	GBP 140	GBP 224	(10)	(14)	2020
Swap
Foreign currency / Cross-currency Swap (**)	GBP 615	GBP 700	(93)	32	2026
Foreign currency / Cross-currency Swap (**)	GBP 600	GBP 600	(270)	(50)	2034
Swap - IPCA (**)	R$ 3008	R$ 3008	(40)	6	2029/2034
Foreign currency / Cross-currency Swap (**)	US$ 729	US$ 729	(205)	11	2024/2029
Total recognized in the Statement of Financial Position			(606)	(77)

(*) Notional value in thousands of bbl.
(**) Amounts in US$, EUR, GBP and R$ are presented in million.

NOTES TO THE FINANCIAL STATEMENTS - UNAUDITED

PETROBRAS

(Expressed in millions of US Dollars, unless otherwise indicated)

	Gains/ (losses) recognized in the statement of income		Gains/(losses) recognized in Shareholders’ Equity (*)
	2020	2019 Reclassified	2020	2019 Reclassified
	Jan-Mar	Jan-Mar	Jan-Mar	Jan-Mar
Commodity derivatives	223	(225)	−	−
Currency derivatives	(679)	(32)	−	−
Interest rate derivatives	(55)	−	−	−
	(511)	(257)	−	−
Cash flow hedge on exports (**)	(1,400)	(755)	(20,959)	117
Total	(1,911)	(1,012)	(20,959)	117

(*) Amounts recognized as other comprehensive income in the period.
(**) Using non-derivative financial instruments as designated hedging instruments, as set out in note 30.2.

	Guarantees given as collateral
	03.31.2020	12.31.2019
Commodity derivatives	8	57
Currency derivatives	587	230
Total	595	287

In order to reduce exposure to foreign exchange risk arising from financial instruments denominated in currencies other than the U.S. dollar, derivative transactions were carried out in the period. The depreciation of these currencies, especially the euro and the pound sterling, associated with the expressive depreciation of the real, explains the increased amounts of collateral associated with currency derivatives. As of March 31, 2020, the position of these guarantees was accounted for as other current assets (US$ 167) and other non-current assets (US$ 420).

A sensitivity analysis of the derivative financial instruments for the different types of market risks as of March 31, 2020 is set out as follows:

Financial Instruments	Risk	Probable Scenario (*)	Reasonably possible scenario (*)	Remote Scenario (*)
Derivatives not designated for hedge accounting
Future contracts	Crude oil and oil products - price changes	-	(67)	(134)
		−	(67)	(134)

(*) The probable scenario was computed based on the fair value of oil and oil products prices at March 31, 2020. Reasonably possible and remote scenarios consider 25% and 50% deterioration in the associated risk variables, respectively.

30.1.   Risk management of crude oil and oil products prices

The Company is usually exposed to commodity price cycles, although it may use derivative instruments to hedge exposures related to prices of products purchased and sold to fulfill operational needs and in specific circumstances depending on business environment analysis and assessment of whether the targets of the Strategic Plan are being met.

Crude oil

In March 2020, in order to preserve the Company's liquidity, Petrobras approved a hedge strategy for exported oil already shipped but not priced mainly due to the high volatility of the current context, both due to the effects of the oil price drop and the effects of the COVID-19 pandemic on the global oil consumption.

As a result of this strategy, from April 2020, transactions using forward and futures contracts were carried out. Forward transactions do not require initial disbursement, whereas future transactions require margin deposits, depending on the volume contracted. In the first quarter of  2020, there is no gain or loss related to crude oil derivatives.

NOTES TO THE FINANCIAL STATEMENTS - UNAUDITED

PETROBRAS

(Expressed in millions of US Dollars, unless otherwise indicated)

In the first quarter of 2019, the Company recognized a a US$ 94 loss relating to over-the-counter put options referenced in Brent oil prices, due to the increase in the commodity price in the international market; an US$ 18 loss on hedges related to diesel prices by using non-deliverable forwards (NDF); and a US$ 3 gain on hedges related to gasoline prices also by using NDF.

Other commodity derivative transactions

Petrobras, by use of its assets, positions and market knowledge from its operations in Brazil and abroad, occasionally seeks to optimize some of its commercial operations in the international market, with the use of commodity derivatives to manage price risk. Changes in operations contracted for other commodities derivatives resulted in a US$ 232 gain in the three-month period ended March 31, 2020 (a US$ 115 loss in the same period of 2019).

30.2.   Foreign exchange risk management

a)            Cash Flow Hedge involving the Company’s future exports

The carrying amounts, the fair value as of March 31, 2020, and a schedule of expected reclassifications to the statement of income of cumulative losses recognized in other comprehensive income (shareholders’ equity) based on a US$ 1.00 / R$ 5.1987 exchange rate are set out below:

				Present value of hedging instrument notional value at 03.31.2020
Hedging Instrument	Hedged Transactions	Nature of theRisk	Maturity Date	(US$ million)	(R$ million)
Foreign exchange gains and losses on proportion of non-derivative financial instruments cash flows	Foreign exchange gains and losses on a portion of highly probable future monthly exports revenues	Foreign Currency – Real vs U.S. Dollar Spot Rate	April 2020 to March 2030	53,539	278,332

Changes in the present value of hedging instrument notional value	US$	R$ million
Amounts designated as of January 1, 2020	87,651	353,295
Additional hedging relationships designated, designations revoked and hedging instruments re-designated	(20,540)	(116,067)
Exports affecting the statement of income	(4,891)	(20,848)
Principal repayments / amortization	(8,681)	(38,092)
Foreign exchange variation	-	100,044
Amounts designated as of March 31, 2020	53,539	278,332
Nominal value of hedging instrument (finance debt and lease liability) at March 31, 2020	58,913	306,272

In the first quarter of 2020, highly probable future exports were impacted by the effects of the oil price war and the COVID-19 pandemic.

Thus, a portion of exports designated for hedge relationships are no longer considered highly probable, but are still expected to occur, and as a consequence the hedge relationships were revoked at March 31, 2020, in the amount of US$ 35,774. The foreign exchange variation accounted for these operations within other comprehensive income up to the end of the quarter remains in shareholders' equity, and will be reclassified to the statement of income when exports occur. These revocations were responsible for the relevant increase in Dollar/Real exposure, which at the end of this quarter was negative by US$ 40,999 (as presented in item (c) below).

In addition, a portion of exports designated for hedge relationships from April to December 2020 are no longer expected to occur, and the corresponding foreign exchange variation were recycled from shareholder’s equity to the statement of income in the first quarter of 2020, in the amount of US$ 510.

In the first quarter of  2020, the Company also recognized a US$ 1 loss within foreign exchange gains (losses) due to ineffectiveness (a US$ 5 loss in 2019).

As of March 31, 2020, the ratio of future exports for which cash flow hedge accounting was designated to the highly probable future exports is 100% (91.2% as of December 31, 2019).

A roll-forward schedule of cumulative foreign exchange losses recognized in other comprehensive income as of March 31, 2020 is set out below:

NOTES TO THE FINANCIAL STATEMENTS - UNAUDITED

PETROBRAS

(Expressed in millions of US Dollars, unless otherwise indicated)

	Exchange rate variation	Tax effect	Total
Balance at January 1,2019	(20,143)	6,851	(13,292)
Recognized in Other comprehensive income	(3,510)	1,192	(2,318)
Reclassified to the statement of income - occurred exports	3,136	(1,066)	2,070
Balance at December 31, 2019	(20,517)	6,977	(13,540)
Recognized in Other comprehensive income	(21,715)	7,383	(14,332)
Reclassified to the statement of income - occurred exports	890	(304)	586
Reclassified to the statement of income - exports no longer expected to occur	510	(173)	337
Balance at March 31, 2020	(40,832)	13,883	(26,949)

Additional hedging relationships may be revoked or additional reclassification adjustments from equity to the statement of income may occur as a result of changes in forecasted export prices and export volumes following a revision of the Company’s strategic plan. Based on a sensitivity analysis considering a US$ 10/barrel decrease in Brent prices stress scenario, when compared to the Brent price projections in our Strategic Plan 2020-2024 revised in the first quarter of 2020, would indicate a reclassification adjustment from equity to the statement of income in the amount of US$ 2.2 billion.

A schedule of expected reclassification of cumulative foreign exchange losses recognized in other comprehensive income to the statement of income as of March 31, 2020 is set out below:

	2020	2021	2022	2023	2024	2025	2026	2027 to 2029	Total
Expected realization	(4,656)	(6,820)	(7,013)	(5,891)	(4,464)	(3,038)	(2,652)	(6,298)	(40,832)

b)           Foreign exchange contracts

Cross currency swap – Pounds Sterling x Dollar

The Company recognized a US$ 335 loss in the three-month period ended March 31, 2020 (a US$ 46 gain in the same period of 2019) arising from this strategy, recorded in finance income (expense). The Company does not expect to settle these swaps before their expiration dates.

Non Deliverable Forward (NDF) – Euro x Dollar and Pounds Sterling x Dollar

The Company recognized a US$ 97 loss in the three-month period ended March 31, 2020 (a US$ 81 loss in the same period of 2019) arising from this strategy, recorded in finance income (expense). The Company does not expect to settle these NDFs before their expiration dates.

Swap contracts – National consumer price index (IPCA) x Brazilian interbank offering rate (CDI) and CDI x Dollar

The mark to market of IPCA x CDI swap operations registered a US$ 47 loss in the three-month period ended March 31, 2020, while the mark to market of CDI x USD swap operations presented a US$ 239 loss in the same period, both recorded as finance income (expense). The Company does not expect to settle these swaps before their expiration dates.

Changes in future interest rate curves (CDI) may have an impact on the Company's results, due to the market value of these swap contracts. A sensitivity analysis on CDI with a constant increase (parallel shock) of 100 basis points, all other variables remaining constant, would result in a US$ 3 gain, while a constant reduction (parallel shock) of 100 basis points, would result in a US$ 1 loss.

c)            Sensitivity analysis for foreign exchange risk on financial instruments

A sensitivity analysis is set out below, showing the probable scenario for foreign exchange risk on financial instruments, computed based on external data along with stressed scenarios (a 25% and a 50% change in the foreign exchange rates), except for assets and liabilities of foreign subsidiaries, when transacted in a currency equivalent to their respective functional currencies.

NOTES TO THE FINANCIAL STATEMENTS - UNAUDITED

PETROBRAS

(Expressed in millions of US Dollars, unless otherwise indicated)

Financial Instruments	Exposure at 03.31.2020	Risk	Probable Scenario (*)	Reasonably possible scenario	Remote Scenario

Assets	4,428		(127)	1,107	2,214
Liabilities	(98,387)	Dollar/Real	2,814	(24,597)	(49,194)
Exchange rate - Cross currency swap	(579)		17	(145)	(289)
Cash flow hedge on exports	53,539		(1,531)	13,385	26,769
	(40,999)		1,173	(10,250)	(20,500)
Assets	4	Euro/Real	−	1	2
Liabilities	(17)		1	(4)	(9)
	(13)		1	(3)	(7)
Assets	2,375	Euro/Dollar	(24)	594	1,187
Liabilities	(4,843)		49	(1,211)	(2,421)
Non Deliverable Forward (NDF)	2,473		(25)	618	1,237
	5		−	1	3
Assets	3	Pound Sterling/Real	−	1	2
Liabilities	(21)		1	(5)	(10)
	(18)		1	(4)	(8)
Assets	1,801	Pound Sterling /Dollar	(35)	450	900
Liabilities	(3,604)		71	(901)	(1,802)
Derivative - cross currency swap	1,513		(30)	378	757
Non Deliverable Forward (NDF)	309		(6)	77	155
	19		−	4	10
Total at March 31, 2020	(41,006)		1,175	(10,252)	(20,502)
Total at December 31, 2019	950		16	285	570

(*) On March 31, 2020, the probable scenario was computed based on the following risks:  R$ x U.S. Dollar - a 2.9% appreciation of the Real;  Euro x U.S. Dollar: a 1.0% depreciation of the Euro; Pound Sterling x U.S. Dollar: a 2.02% depreciation of the Pound Sterling; Real x Euro: a 3.9% appreciation of the Real; and Real x Pound Sterling - a 4.8% appreciation of the Real.

30.3.   Interest rate risk management

The Company considers that interest rate risk does not create a significant exposure and therefore, preferably does not use derivative financial instruments to manage interest rate risk, except for specific situations faced by certain subsidiaries of Petrobras.

An analysis of the impact of the interest rate shock to which the Company's debts are indexed indicates that, for a 1% interest rate shock (or 100 basis points), the increase in interest expenses would be US$ 231. Due to the recent fluctuations, the impact of a 2% shock (or 200 basis points) was also tested, for which the increase in interest expenses would be US$ 462.

30.4.   Liquidity risk

Following its liability management strategy, the Company regularly evaluates market conditions and may enter into transactions to repurchase its own securities or those of its affiliates, through a variety of means, including tender offers, make whole exercises and open market repurchases, in order to improve its debt repayment profile and cost of debt.

Measures to protect the Company's liquidity

As a result of the abrupt reduction in the demand and prices of oil and fuel, caused by the impact of the escalation of the COVID-19 pandemic all over the world, in the same time of an increase in oil supply, the Company adopted a set of measures to reduce cash outflows in a scenario of uncertainty, in order to ensure its financial strength and the resilience of its businesses.

The measures adopted by the Company to protect liquidity are described in note 3.

31.       Related-party transactions

The Company has a related-party transactions policy, which is annually revised and approved by the Board of Directors, and is applicable to all the Petrobras Group, in accordance with the Company’s by-laws.

NOTES TO THE FINANCIAL STATEMENTS - UNAUDITED

PETROBRAS

(Expressed in millions of US Dollars, unless otherwise indicated)

31.1.   Transactions with joint ventures, associates, government entities and pension plans

The Company has engaged, and expects to continue to engage, in the ordinary course of business in numerous transactions with joint ventures, associates, pension plans, as well as with the Company’s controlling shareholder, the Brazilian Federal Government, which include transactions with banks and other entities under its control, such as financing and banking, asset management and other transactions.

The balances of significant transactions are set out in the following table:

		03.31.2020		12.31.2019

	Assets	Liabilities	Assets	Liabilities
Joint ventures and associates
Petrobras Distribuidora (BR)	111	38	224	47
Natural Gas Transportation Companies	97	518	150	717
State-controlled gas distributors (joint ventures)	247	77	338	104
Petrochemical companies (associates)	14	24	47	29
Other associates and joint ventures	32	56	35	203
Subtotal	501	713	794	1,100
Brazilian government – Parent and its controlled entities
Government bonds	1,184	-	1,580	-
Banks controlled by the Brazilian Government	7,141	3,673	8,584	4,904
Receivables from the Electricity sector	245	6	334	-
Petroleum and alcohol account - receivables from the Brazilian Government	237	-	304	-
Brazilian Federal Government - dividends	2	98	-	417
Empresa Brasileira de Administração de Petróleo e Gás Natural – Pré-Sal Petróleo S.A. – PPSA	-	-	-	20
Others	21	29	45	43
Subtotal	8,830	3,806	10,847	5,384
Pension plans	47	43	60	110
Total	9,378	4,562	11,701	6,594
Current	2,160	1,163	2,849	1,904
Non-Current	7,218	3,399	8,852	4,690
Total	9,378	4,562	11,701	6,594

The income/expenses of significant transactions are set out in the following table:

NOTES TO THE FINANCIAL STATEMENTS - UNAUDITED

PETROBRAS

(Expressed in millions of US Dollars, unless otherwise indicated)

	2020	2019

	Jan-Mar	Jan-Mar

Joint ventures and associates
Petrobras Distribuidora (BR)	3,181	−
Natural Gas Transportation Companies	(521)	(300)
State-controlled gas distributors (joint ventures)	560	717
Petrochemical companies (associates)	979	733
Other associates and joint ventures	93	153
Subtotal	4,292	1,303
Brazilian government – Parent and its controlled entities
Government bonds	13	29
Banks controlled by the Brazilian Government	(92)	(52)
Receivables from the Electricity sector (note 5.4)	13	65
Petroleum and alcohol account - receivables from the Brazilian Government	2	2
Brazilian Federal Government - dividends	(2)	(5)
Empresa Brasileira de Administração de Petróleo e Gás Natural – Pré-Sal Petróleo S.A. – PPSA	(40)	(28)
Others	−	11
Subtotal	(106)	22
Total	4,186	1,325
Revenues, mainly sales revenues	4,975	1,595
Purchases and services	(715)	(302)
Foreign exchange and inflation indexation charges, net	(59)	(112)
Finance income (expenses), net	(15)	144
Total	4,186	1,325

31.2.   Petroleum and alcohol account - receivables from the Brazilian Government

On March 11, 2020, the Brazilian Federal Government filed an Objection to the Judicial Sentence on this case. Thus, Petrobras was demanded to express its opinion on this matter.

The inflation indexation based on IPCA-E, claimed by the Company, remains classified as a contingent asset, amounting to US$ 230 as of March 31, 2020.

As of March 31, 2020, the balance of receivables related to the Petroleum and Alcohol accounts is US$ 237 (US$ 304 as of December 31, 2019), recorded within non-current assets.

31.3.   Compensation of key management personnel

The total compensation of Executive Officers and Board Members of Petrobras is set out as follows:

		Jan-Mar/2020			Jan-Mar/2019
	Officers	Board members	Total	Officers	Board members	Total
Wages and short-term benefits	0.8	−	0.8	0.7	0.1	0.8
Social security and other employee-related taxes	0.2	-	0.2	0.2	-	0.2
Post-employment benefits (pension plan)	0.1	-	0.1	0.1	-	0.1
Benefits due to termination of tenure	−	-	−	0.3	-	0.3
Total compensation recognized in the statement of income	1.1	−	1.1	1.3	0.1	1.4
Total compensation paid	1.1	-	1.1	2.0	-	2.0
Average number of members in the period (*)	9.00	9.33	18.33	6.33	10.00	16.33
Average number of paid members in the period (**)	9.00	4.00	13.00	6.33	6.67	13.00

(*) Monthly average number of members.
(**) Monthly average number of paid members.

NOTES TO THE FINANCIAL STATEMENTS - UNAUDITED

PETROBRAS

(Expressed in millions of US Dollars, unless otherwise indicated)

For the three-month period ended March 31, 2020, charges related to compensation of the board members and executive officers of the Petrobras group amounted to US$ 3.6 (US$ 6 for the three-month period ended March 31, 2019).

On September 30, 2019, the Company’s Extraordinary General Meeting approved a change in the overall compensation for executive officers and board members, given the creation of the Executive Office of Digital Transformation and Innovation, setting the total compensation threshold at US$ 6.6 (R$ 34.2 million) from April 2019 to March 2020.

The compensation of the Advisory Committees to the Board of Directors is apart from the fixed compensation set for the Board Members and, therefore, has not been classified under compensation of Petrobras’ key management personnel.

In accordance with Brazilian regulations applicable to companies controlled by the Brazilian Federal Government, Board members who are also members of the Audit Committee or Audit Committee of the Petrobras Conglomerate are only compensated with respect to their Audit Committee duties. The total compensation concerning these members was US$ 123 thousand for the first quarter of 2020 (US$ 148 thousand with related charges). For the same period of 2019, the total compensation concerning these members was US$ 68 (US$ 81 thousand with related charges).

32.       Supplemental information on statement of cash flows

	Jan-Mar/2020	Jan-Mar/2019 Reclassified
Additional information on cash flows:
Amounts paid/received during the period:
Withholding income tax paid on behalf of third-parties	440	369
Capital expenditures and financing activities not involving cash
Purchase of property, plant and equipment on credit	-	43
Lease	440	930
Provision/(reversals) for decommissioning costs	-	(19)
Use of deferred tax and judicial deposit for the payment of contingency	-	3

33.       Subsequent events

Incentive Retirement Program

On April 7, 2020, the Board of Directors, in addition to approving adjustments to the current severance programs, with an additional provision amounting to US$ 248 (R$ 1,290 million) foreseen for the second quarter of 2020, approved the creation of the Incentive Retirement Program (Programa de Aposentadoria Incentivada  - PAI), a new voluntary severance program, with enrollment from May 6 to July 31, aimed at employees who are eligible to retire under the public pension program and, after the promulgation of the public pension reform, approved in the second half of 2019, were unable to participate in PDV 2019, effective until June 2020.

The recognition of provision for expenses with this plan will occur to the extent that the employees join the program.

Agreements for the Equalization of Expenses and Volumes

On April 30, 2020, Petrobras and partner companies in E&P consortiums in Lula, Sépia and Atapu fields signed the Agreements for the Equalization of Expenses and Volumes (Acordos para a Equalização de Gastos e Volumes - AEGV), relating to the expenses incurred and the entitled revenues from the volume produced by each partner from the beginning of the concession until the date of effectiveness of the Production Individualization Agreements (Acordos de Individualização da Produção - AIP) of these shared deposits.

As a result of the equalization arising from the increase in the interest in these deposits and, consequently, in joint operations entities related to them, Petrobras will pay the partners the total net amount estimated at US$ 472, still subject to price adjustments until the date of its settlement, expected to occur in the second quarter of 2020.

Operational performance perspectives

The impacts of the COVID-19 pandemic, the sharp drop in economic activity and the Brent price shock reflected in the Company's results in April 2020. Due to the lower economic activity and to the social isolation measures, the Company had a reduction in the volume of sales of oil products in the domestic market, mainly in jet fuel, gasoline and diesel, an approximate reduction of 90%, 50% and 30%, respectively, when compared to April 2019, affecting the utilization factor of the refining facilities. In addition, we had lower sales realization prices, due to the sharp drop in international prices.

NOTES TO THE FINANCIAL STATEMENTS - UNAUDITED

PETROBRAS

(Expressed in millions of US Dollars, unless otherwise indicated)

These impacts were partially offset by the higher volume of oil exports. Oil production remained stable, without significant impacts. The financial effects in April 2020 could not yet be verified, as the Company's accounting and tax closing process is ongoing.

NOTES TO THE FINANCIAL STATEMENTS - UNAUDITED

PETROBRAS

(Expressed in millions of US Dollars, unless otherwise indicated)

34.       Information related to guaranteed securities issued by subsidiaries

34.1.   Petrobras Global Finance B.V. (PGF)

Petróleo Brasileiro S.A. - Petrobras fully and unconditionally guarantees the debt securities issued by Petrobras Global Finance B.V. (PGF), a 100-percent-owned finance subsidiary of Petrobras. There are no significant restrictions on the ability of Petrobras to obtain funds from PGF.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 14, 2020

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer